 Filed pursuant to General Instruction II.L. of Form F-10
 File No. 333-256124
PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated May 25, 2021
U.S.$900,000,000
TELUS Corporation
3.400% Sustainability-Linked Notes due May 13, 2032
The 3.400% Sustainability-Linked Notes due May 13, 2032 (the “Notes”) of TELUS Corporation (“TELUS” or the “Company”) are offered under this prospectus supplement (the “Offering”). The Notes are “Sustainability-Linked Bonds” as described in the “TELUS Sustainability-Linked Bond Framework” section of this prospectus supplement.
The Notes will bear interest at the rate of 3.400% per year, payable semi-annually on May 13 and November 13 of each year (each, an “Interest Payment Date” and the period commencing on the later of the date of issuance of the Notes or the last Interest Payment Date to, but excluding, the next Interest Payment Date, an “Interest Period”). See “Description of the Notes”. The effective yield on the Notes if held to maturity, and provided that a Trigger Event has not occurred, will be 3.434%. Upon the occurrence of a Trigger Event in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period will increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter. See “Description of the Notes — Principal, Maturity and Interest”. The Notes will be unsecured and unsubordinated obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, but will be effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.
TELUS maintains its registered office and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.
Unless the Company redeems the Notes earlier, the Notes will mature on May 13, 2032. The Company may redeem the Notes at any time, in whole or from time to time, in part, on the terms and at the redemption prices described herein. The Company may also redeem the Notes, in whole but not in part, in the event certain changes affecting Canadian withholding taxes occur.
The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of its outstanding principal amount plus accrued and unpaid interest (at the then prevailing rate on the Notes) to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See “Description of the Notes”.
An investment in the Notes bears certain risks. See “Risk Factors” on page S-18 of this prospectus supplement.
	Price to Public(1)	Underwriters’ Fees(2)	Net Proceeds to the Company(2)(3)(4)
Sustainability-Linked Notes, per U.S.$1,000 principal amount	U.S.$997.13	U.S.$6.50	U.S.$990.63
Total	U.S.$897,417,000	U.S.$5,850,000	U.S.$891,567,000

Notes:
(1)
Plus accrued interest, if any, from February 28, 2022, if settlement occurs after that date.

(2)
TELUS has agreed to indemnify the Underwriters (as defined herein) against certain liabilities. See “Underwriting”.

(3)
Consisting of the purchase price of 99.713% (or U.S.$897,417,000) less the Underwriters’ fees in respect of the Notes.

(4)
Before deducting expenses of the issue estimated at $3,309,000 which, together with the Underwriters’ fees, will be paid by the Company.

The Underwriters expect to deliver the Notes on or about February 28, 2022 through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A.
Joint Book-Running Managers
J.P. Morgan	TD Securities	Wells Fargo Securities
Co- Managers
BMO Capital MarketsCIBC Capital Markets RBC Capital Markets Scotiabank
National Bank of Canada Financial Markets	Desjardins Capital Markets	HSBC	SMBC Nikko
Dated February 23, 2022

The securities offered pursuant to this prospectus supplement have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this prospectus supplement or the short form base shelf prospectus to which this prospectus supplement relates. Any representation to the contrary is a criminal offense.
There is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement and the short form base shelf prospectus to which it relates. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors” on page S-18 of this prospectus supplement.
The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia solely for the purposes of qualifying the distribution of the Notes to purchasers outside Canada) and the Notes are not being offered or sold to persons located in or resident in any province or territory of Canada except in transactions exempt from the prospectus requirements of such securities laws. See “Underwriting — Selling Restrictions”. This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement, and the short form base shelf prospectus to which it relates, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus they may not be comparable to financial statements of United States companies. Prospective investors in the United States should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the agents or experts named herein may be residents of Canada, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.
J.P. Morgan Securities LLC, TD Securities (USA) LLC, Wells Fargo Securities, LLC, BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., National Bank of Canada Financial Inc., Desjardins Securities Inc., HSBC Securities (USA) Inc., and SMBC Nikko Securities America, Inc. (collectively, the “Underwriters”), as principals, conditionally offer the Notes subject to prior sale, if, as and when issued and sold by TELUS and accepted by the Underwriters in accordance with the conditions of the underwriting agreement described under “Underwriting” and subject to the approval of certain legal matters on behalf of TELUS by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York, the Company’s U.S. counsel, and Norton Rose Fulbright Canada LLP, of Toronto, Ontario, the Company’s Canadian counsel, and on behalf of the Underwriters by Shearman & Sterling LLP of New York, New York, the Underwriters’ U.S. counsel, and Osler, Hoskin & Harcourt LLP of Toronto, Ontario, the Underwriters’ Canadian counsel. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Notes will be available for delivery in book-entry form only on closing of this Offering, which is expected to occur on or about February 28, 2022, or such other date as may be agreed upon by TELUS and the Underwriters.
In connection with this Offering, the Underwriters may sell the Notes for less than the initial offering price and may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.
Each of the Underwriters is an affiliate of a financial institution which is a lender to the Company under a $2.75 billion unsecured credit facility with a syndicate of financial institutions (the “2021 Credit Facility”). Each of the Underwriters, other than J.P. Morgan Securities LLC, is an affiliate of a financial institution which is a lender to TELUS International (Cda) Inc. (“TELUS International” or “TI”) under a U.S.$1.7 billion bank credit facility, secured by its assets, expiring on January 28, 2025, other than amounts owing under a U.S.$250 million term loan component of such facility which will become due on December 22, 2022 (the “TELUS
i

International Credit Facility”). Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada. See “Underwriting”.
Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority (“FINRA”).

Prospectus Supplement
Base Shelf Prospectus

PLAN OF DISTRIBUTION	31
LEGAL MATTERS	32
EXPERTS	32
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	32

CURRENCY
Unless otherwise indicated, all references to “$” or “dollar” in this prospectus supplement refer to the Canadian dollar and all references to “U.S.$” or “U.S. dollar” in this prospectus supplement refer to the United States dollar. The Company’s financial statements are prepared in Canadian dollars. The following table sets forth, for each of the periods indicated, the average daily exchange rate on the last day of the period of one Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada. The average daily exchange rate as reported by the Bank of Canada on February 22, 2022, was $1.00 = U.S.$0.7847.
	Years Ended December 31,
	2019	2020	2021
Average Daily Exchange Rate	U.S.$0.7537	U.S.$0.7461	U.S.$0.7980
DOCUMENTS INCORPORATED BY REFERENCE
This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of TELUS dated May 25, 2021 (the “short form base shelf prospectus”) solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.
The following documents, which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into and form an integral part of the short form base shelf prospectus, as supplemented by this prospectus supplement:
(a)
the annual information form of the Company dated February 10, 2022, for the year ended December 31, 2021;

(b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)
Management’s Discussion and Analysis of financial results for the year ended December 31, 2021; and

(d)
the information circular dated March 10, 2021, prepared in connection with the Company’s annual general meeting held on May 7, 2021.

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.
WHERE YOU CAN FIND MORE INFORMATION
Information has been incorporated by reference in the accompanying short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Chief Legal and Governance Officer of TELUS at

510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604.695.6420). Copies of these documents are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
FORWARD-LOOKING STATEMENTS
This prospectus supplement and the short form base shelf prospectus to which it relates, together with the documents incorporated by reference herein and therein, contain forward-looking statements about expected events and the financial and operating performance of TELUS.
Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to the Company’s objectives and its strategies to achieve those objectives, including the objectives of the Company’s sustainability strategy, its targets, outlook, updates, including the anticipated benefits and efficiencies of the accelerated investments in fibre and 5G, completing the accelerated investment program by the end of 2022, statements regarding the Company’s sustainability strategy, targets to reduce emissions including its Sustainability Performance Target (as defined herein) and its commitment to reducing its Scope 3 GHG (as defined herein) emissions, any other future environmental, social or governance (“ESG”) targets or commitments, the Company’s commitments to report annually on the performance of the selected KPI (as defined herein), to obtain an annual independent and external verification of its performance against the Sustainability Performance Target and to include such performance and such independent and external verification in its annual Sustainability Report or other similar report(s) and make them available on TELUS’ website and the Company’s KPI in connection with its GHG emissions and that certain events may impact the Company’s calculations thereof, the intended use of the net proceeds of the Offering, plans for future annual capital expenditures to decline including expected cash flow, revenue and EBITDA growth resulting from the accelerated investments, its plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and its multi-year dividend growth program. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions, or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “predict”, “seek”, “should”, “strive” and “will”.
By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, the Company’s actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.
Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings incorporated by reference herein include, but are not limited to, the following:
•
The COVID-19 pandemic including its impacts on the Company’s customers, its suppliers and vendors, its team members and its communities, as well as changes resulting from the pandemic to the Company’s business and operations including to the demand for and supply of the products and services that the Company offers and the channels through which it offers them.

•
Regulatory decisions and developments including: changes to the Company’s regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 “Communications industry regulatory developments and proceedings” in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2021, such as the potential for government to allow consolidation of competitors in the Company’s industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government targeting a 25% price reduction over a two-year period by the national mobile carriers in postpaid mobile bring-your-own-device plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and the possible re-introduction by the federal government of privacy legislation to give consumers new privacy rights and to impose new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the Canadian Radio-television and Telecommunications Commission’s ability to enforce the

Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including the Company’s compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on the Company and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chipsets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS (the “Common Shares”) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and the Company’s ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which the Company operates, including as an operator of health clinics. The jurisdictions in which the Company operates, as well as the contracts that the Company enters into (particularly contracts entered into by TELUS International (Cda) Inc. (“TELUS International” or “TI”)), require the Company to comply with or facilitate its clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See “TELUS International’s financial performance which impacts the Company’s financial performance” below.
•
Competitive environment including: the Company’s ability to continue to retain customers through an enhanced customer service experience that is differentiated from its competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (“IoT”) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (“OTT”) services, which, among other things, places pressures on current and future average billing per subscriber per month (“ABPU”), average revenue per subscriber per month (“ARPU”), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; the Company’s ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in the Company’s TELUS Health business, the Company’s ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in the Company’s TELUS Agriculture business, the Company’s ability to compete with focused software and IoT competitors.

•
Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause the Company to reprice its existing data services, and self-installed technology solutions.
•
Challenges to the Company’s ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; the Company’s reliance on information technology and its ability to streamline its legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises, wireless small-cell deployment, 5G wireless and availability of resources and the Company’s ability to build out adequate broadband capacity); the Company’s reliance on wireless network access agreements, which have facilitated the Company’s deployment of mobile technologies; the Company’s choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that it offers; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; the Company’s expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and its ability to utilize spectrum it acquires; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and the Company’s deployment of self-learning tools and automation, which may change the way the Company interacts with customers.

•
Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: the Company’s broadband initiatives, including connecting more homes and businesses directly to fibre; the Company’s ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada, including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. The Company’s capital expenditure levels could be impacted if it does not achieve its targeted operational and financial results or by changes to the Company’s regulatory environment.

•
Operational performance and business combination risks including: the Company’s reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; the Company’s ability to manage the requirements of large enterprise deals; its ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as the Company’s ability in a timely manner to successfully complete and integrate acquisitions into the Company’s operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); the Company’s ability to identify and manage new risks inherent in new service offerings that the Company may provide, including as a result of acquisitions, which could result in damage to the Company’s brand, the Company’s business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and the Company’s ability to effectively manage the growth of its infrastructure and integrate new team members.

•
Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to the Company’s reputation and brand.

•
Security threats including intentional damage, or unauthorized access or attempted access to the Company’s physical assets or the Company’s IT systems and networks, or those of its customers or vendors, which could prevent the Company from providing reliable service or result in unauthorized access to the Company’s information or that of the Company’s customers.
•
Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: the Company’s operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•
Foreign operations and the Company’s ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts the Company’s financial performance.

•
Business continuity events including: the Company’s ability to maintain customer service and operate its network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•
TELUS International’s financial performance which impacts the Company’s financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain its profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TI’s primary functional and reporting currency is the U.S. dollar and the contribution to the Company’s consolidated results of positive results in the Company’s digitally-led customer experiences — TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (the Company’s reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (“TI Subordinate Voting Shares”) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

•
Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of the Company’s business), the level of the Company’s employee engagement and impact on engagement or other aspects of its business or any unresolved collective agreements, its ability to maintain its unique culture as it grows, the risk that certain independent contractors in its business could be classified as employees, unanticipated reaction to its COVID-19 vaccine policy or the reopening of its administrative offices and the health of its team.

•
Financing and debt requirements including: the Company’s ability to carry out financing activities, refinance its maturing debt, lower its net debt to EBITDA ratio to its objective range given the cash demands of spectrum auctions, and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. The Company’s business plans and growth could be negatively affected if existing financing is not sufficient to cover the Company’s funding requirements.

•
Lower than planned free cash flow could constrain the Company’s ability to invest in operations, reduce leverage or return capital to shareholders, and could affect the Company’s ability to sustain its dividend growth program through 2022 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, the Company’s earnings and free cash flow, the Company’s levels of capital expenditures and spectrum licence purchases, acquisitions, the management of the Company’s capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by the Company’s Board of Directors based on the Company’s financial position and outlook. Common Shares may be purchased under the Company’s normal course issuer bid (“NCIB”) when and if the Company considers it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that the Company’s dividend growth program or the Company’s NCIB will be maintained, unchanged and/or completed.

•
Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from the Company’s interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by the Company.

•
Litigation and legal matters including: the Company’s ability to successfully respond to investigations and regulatory proceedings; the Company’s ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•
Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting the Company’s business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on the Company’s properties, changing government and public expectations regarding environmental matters and the Company’s responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and the Company’s response to it, which may add to or accentuate these factors.

•
Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which the Company operates; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S., and global implications of the dynamics of trade relationships among major world economies.
•
Energy use including: the Company’s ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; the Company’s ability to identify and make suitable investments in renewable energy, including in the form of power purchase agreements; the Company’s ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in its operations (including as a result of programs and initiatives focused on its buildings and network); and other risks associated with achieving the Company’s goals to achieve carbon neutrality and reduce its GHG emissions by 2030.

These risks are described in additional detail in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2021. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.
Many of these factors are beyond the Company’s control or its current expectations or knowledge. Additional risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this prospectus supplement and the short form base shelf prospectus to which it relates, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this prospectus supplement.
Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this prospectus supplement and the short form base shelf prospectus to which it relates describe the Company’s expectations and are based on its assumptions as at the date hereof and are subject to change after this date. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements.
This cautionary statement qualifies all of the forward-looking statements in this prospectus supplement and the short form base shelf prospectus to which it relates including in each case the documents incorporated by reference.

SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates and in the documents incorporated by reference herein and therein. Unless the context otherwise indicates, references in this prospectus supplement to “TELUS” or the “Company” are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies. References to “$” or “dollar” are to Canadian dollars and references to “U.S.$” or “U.S. dollar” are to United States dollars.
The Offering
Issue
U.S.$900,000,000 aggregate principal amount of Notes.
The Notes are “Sustainability-Linked Bonds”. See “TELUS Sustainability-Linked Bond Framework”.
Interest
Interest accrues on the Notes at a rate of 3.400% per annum (the “Initial Rate”) and is payable in arrears semi-annually on May 13 and November 13 of each year , beginning on May 13, 2022.
Interest After Trigger Event
Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter.
MFN Step-Up
The Interest Rate on the Notes may also be increased in connection with Future SLB Trigger Events. See “Description of the Notes —  MFN Step-Up Due to Trigger Event in Future SLBs”.
Maturity
The Notes will mature on May 13, 2032.
Target Observation Date
December 31, 2030.
Sustainability Performance Target
Reduce absolute Scope 1 and 2 greenhouse gas emissions by 46 per cent from 2019 levels by the Target Observation Date. See “TELUS Sustainability-Linked Bond Framework”.
Trigger Event
A “Trigger Event” will occur if (i) the Company does not achieve the Sustainability Performance Target as of the Target Observation Date as determined by the External Verifier (as defined herein) and confirmed in the SPT Verification Assurance Certificate (as defined herein), (ii) the Company has not published on its website the SPT Verification Assurance Certificate on or before April 30, 2031 or (iii) the SPT Verification Assurance Certificate contains a reservation about whether or not the Sustainability Performance Target has been achieved as of the Target Observation Date.
Delivery of SPT Verification Certificate
For the fiscal year ending on the Target Observation Date, TELUS will publish on its website the SPT Verification Assurance Certificate (as defined herein), which shall confirm whether or not TELUS has achieved the Sustainability Performance Target as of the Target Observation Date. The SPT Verification Assurance Certificate will be published no later than the later of (i) the date of publication of TELUS’s audited consolidated financial statements for the fiscal year ending on the Target Observation Date and (ii) March 31, 2031; provided that to the extent TELUS determines that additional time will be required for the External Verifier to complete the relevant SPT Verification Assurance Certificate then the SPT Verification Assurance Certificate shall be published as soon as reasonably practicable after March 31, 2031, but in no event later April 30, 2031.

For any fiscal year ending prior to the Target Observation Date, TELUS shall be entitled to publish on its website an Early Verification Assurance Certificate (as defined herein), confirming TELUS has achieved the Sustainability Performance Target as of an Early Observation Date (as defined herein).
External Verifier
Any independent accounting or appraisal firm or other independent expert of internationally recognized standing appointed by TELUS, in each case with the expertise necessary (as determined by TELUS, acting reasonably) to perform the functions required to be performed by the External Verifier in order to determine if the Sustainability Performance Target has been met.
Ranking
The Notes will be unsecured and unsubordinated obligations of the Company, will rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Company and will be senior in right of payment to all existing and future subordinated indebtedness of the Company, but will be effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.
Optional Redemption
The Notes may be redeemed at any time prior to the Par Call Date (as defined in “Description of the Notes — Optional Redemption”) at the option of the Company, in whole or from time to time, in part, on not fewer than 15 nor more than 60 days’ prior notice at a redemption price equal to the Make-Whole Amount (as defined in “Description of the Notes — Optional Redemption”). The Notes may be redeemed at any time on or after the Par Call Date at the option of the Company, in whole or from time to time, in part, on not fewer than 15 nor more than 60 days’ prior notice at a redemption price equal to the Par Call Amount (as defined in “Description of the Notes — Optional Redemption”). In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.
In the event of certain changes to the tax laws of Canada or any province thereof in respect of the Notes, TELUS may, under certain circumstances, redeem the Notes, in whole, but not in part, at 100% of their outstanding principal amount, together with accrued and unpaid interest, if any, and Additional Amounts (as defined herein), if any, to the date fixed for redemption. See “Description of the Notes — Tax Redemption”.
Change of Control
The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their outstanding principal amount plus accrued and unpaid interest (at the then prevailing rate on the Notes) to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). See “Description of the Notes — Repurchase upon Change of Control Triggering Event”.
Certain Covenants
The U.S. Indenture (as defined herein) pursuant to which the Notes will be issued will contain certain covenants that, among other things, limit the ability of the Company and certain material subsidiaries to grant security in respect of Indebtedness (as defined herein) and to enter into Sale and Lease-Back Transactions (as defined herein) and limit the ability of such subsidiaries to incur new Indebtedness. See “Description of the Notes — Negative Pledge”, “— Limitation on Restricted Subsidiary Indebtedness”, and “— Limitation on Sale and Lease-Back Transactions”.
Use of Proceeds
The total net proceeds to be received by the Company from this Offering are estimated to be approximately U.S.$892 million after payment of commissions to the Underwriters but before deduction of the expenses of this Offering. The net proceeds of this Offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes), and for other general corporate purposes.

Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities. See “Use of Proceeds” and “Consolidated Capitalization”.
Conflicts of Interest
As described above, the net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes), and for other general corporate purposes. Certain affiliates of the Underwriters may be holders of the Company’s commercial paper. As a result, one or more affiliates of the Underwriters may receive more than 5% of the net proceeds from this Offering in the form of the repayment of indebtedness. Accordingly, this Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). The appointment of a qualified independent underwriter is not necessary in connection with this Offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied. See “Underwriting”.
Form and Denomination
The Notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See “Description of the Notes — Book-Entry System” in this prospectus supplement. Except as described under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the short form base shelf prospectus, Notes in certificated form will not be issued. The Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.
Governing Law
New York, United States.
RISK FACTORS
Prospective investors in the Notes should consider carefully the matters set forth in the section entitled “Risk Factors” in this prospectus supplement and the section entitled “Risks and risk management” in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2021, which is being incorporated by reference herein.

CONSOLIDATED CAPITALIZATION
The following table sets forth the cash and temporary investments, net, and the capitalization of TELUS as at December 31, 2021, on an actual basis and on an as adjusted basis to give effect to: (i) this Offering, and (ii) the use of the net proceeds of the Offering for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes), and for other general corporate purposes. This table should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, together with the report of the independent registered public accounting firm thereon and the notes thereto. All US dollar amounts have been translated into Canadian dollars based on the daily average exchange rate as reported by the Bank of Canada on December 31, 2021 (U.S.$1.00 = $1.2678).

	As at December 31, 2021
	Actual	As adjusted
	(millions)
Cash and temporary investments, net	$723	$748 (1)(2)
Amounts arising from arm’s-length securitization trust(1)	100	100
Bank facilities and other	14	14
Total short-term debt	114	114
Long-term debt
3.40% Sustainability-Linked Notes due May 13, 2032 offered hereby	—	1,141
TELUS Corporation Notes
Series CJ: 3.35% due March 2023	499	499
Series CK: 3.35% due April 2024	1,097	1,097
Series CL: 4.40% due April 2043	596	596
Series CN: 5.15% due November 2043	396	396
Series CP: 4.85% due April 2044	885	885
Series CQ: 3.75% due January 2025	798	798
Series CR: 4.75% due January 2045	395	395
Series CU: 4.40% due January 2046	497	497
Series CV: 3.75% due March 2026	596	596
Series CW: 4.70% due March 2048	471	471
Series CX: 3.625% due March 2028	593	593
Series CY: 3.30% due May 2029	989	989
Series CZ: 2.75% due July 2026	796	796
Series CAA: 3.15% due February 2030	595	595
Series CAB: 3.95% due February 2050	792	792
Series CAC: 2.35% due January 2028	596	596
Series CAD: 2.05% due October 2030	496	496
Series CAE: 4.10% due April 2051	494	494
Series CAF: 2.85% due November 2031	744	744
2.80% Notes due February 2027(3)	753	753
3.70% Notes due September 2027(4)	630	630
4.60% Notes due November 2048(5)	929	929
4.30% Notes due June 2049(6)	621	621
TELUS Corporation Commercial Paper(2)	1,900	787
TELUS Corporation Credit Facilities(2)	—	—
TELUS International Credit Facility(7)	1,062	1,062
TCI Debentures
Series 5: 9.65% due April 2022	249	249
Series B: 8.80% due September 2025	199	199
Lease Liabilities	1,876	1,876
Other	308	308
Total long-term debt	20,852	20,880
Total debt	20,966	20,994
Owners’ equity:
Common Shares	9,644	9,644
Contributed surplus	1,013	1,013
Retained earnings	4,256	4,256
Accumulated other comprehensive income	203	203
Non-controlling interests	943	943
Total owners’ equity	16,059	16,059
Total capitalization	$36,302	$36,305

Notes:
(1)
Reflects approximately U.S.$897 million arising from the issue of the Notes offered hereby (being the price to the public in respect of the Notes), and assumes the net proceeds from this Offering will be used for the repayment of outstanding indebtedness, including the repayment of outstanding commercial paper, and for other general corporate purposes. The amount reflected does not deduct issue costs related to this Offering.

(2)
As at the date of this prospectus supplement, no amounts were drawn on the 2021 Credit Facility and the amount of commercial paper outstanding, all of which was denominated in U.S. dollars, was U.S.$ 1.4 billion ($1.8 billion, based on the daily average exchange rate as reported by the Bank of Canada on February 22, 2022, which was U.S.$1.00 = $1.2743, before application of the proceeds from this Offering).

(3)
The principal amount of 2.80% Notes due February 2027 outstanding is U.S.$600 million.

(4)
The principal amount of 3.70% Notes due September 2027 outstanding is U.S.$500 million.

(5)
The principal amount of 4.60% Notes due November 2048 outstanding is U.S.$750 million.

(6)
The principal amount of 4.30% Notes due June 2049 outstanding is U.S.$500 million.

(7)
As of the date of this prospectus supplement, U.S.$1.0 billion ($1.2 billion based on the daily average exchange rate as reported by the Bank of Canada on February 22, 2022, which was U.S.$1.00 = $1.2743) was drawn on the TELUS International Credit Facility.

USE OF PROCEEDS
The total net proceeds to be received by the Company from this Offering are estimated to be approximately U.S.$892 million after payment of commissions (the “Underwriters’ fee”) to the Underwriters but before deduction of the expenses of this Offering. The net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of outstanding commercial paper, and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities. See “Consolidated Capitalization”.
TELUS SUSTAINABILITY-LINKED BOND FRAMEWORK
On June 14, 2021, TELUS announced its adoption of the Framework. The Framework was developed in accordance with the International Capital Market Association’s (“ICMA”) Sustainability-Linked Bond Principles 2020 and outlines the process that TELUS intends to follow when issuing new sustainability-linked bonds. Under the Framework, TELUS is reinforcing its previously announced commitment to reducing absolute Scope 1 and 2 greenhouse gas (“GHG”) emissions by 46 per cent from 2019 levels by 2030.
The Company’s Sustainability Strategy
Sustainability is embedded in TELUS’ corporate strategy, values and culture and TELUS’ sustainability performance provides it with social, environmental and economic opportunity. TELUS takes action on sustainability issues that are important to its stakeholders, have a significant impact on the Company, and that it has an opportunity to positively influence.
The objective of the Company’s sustainability strategy is to use its world-leading technology to create meaningful change.
In early 2021, TELUS committed to the following transformational emission reduction targets that were approved by the Science Based Targets initiative (“SBTi”), and SBTi determined that TELUS’ Scope 1 and 2 target (as outlined below) is aligned with a rate of decarbonization consistent with keeping any global temperature increase to 1.5°C compared to pre-industrial temperatures, in accordance with the Paris Agreement:
1.
Reduce absolute Scope 1 and 2 GHG emissions by 46% from 2019 levels by 2030. Scope 1 GHG emissions are GHG emissions from sources owned or controlled by the Company, such as fuel combustion, that include natural gas, gasoline and diesel. Scope 2 GHG emissions are indirect GHG emissions associated with purchased electricity consumed by the Company, such as electricity used to power the Company’s network and offices.

2.
Reduce absolute Scope 3 GHG emissions from business travel and employee commuting by 46% within the same timeframe.

3.
Reduce Scope 3 GHG emissions from purchased goods and services, capital goods, and use of sold products by 75% per million dollars’ revenue within the same timeframe.

TELUS chose 2019 as its base year as it provided the most recent full year of available GHG data when preparing its submission to the SBTi. In addition, TELUS determined that 2020 results included atypical reductions in absolute Scope 1 and 2 GHG emissions caused by impacts of the COVID-19 pandemic. In 2019, TELUS’ absolute scope 1 and 2 GHG emissions totaled 302,579 tCO2e.
Rationale for the “TELUS Sustainability-Linked Bond Framework”
As TELUS continues to build upon its robust sustainability strategy, and in recognizing the value of linking it to its funding, TELUS has chosen to create the “TELUS Sustainability-Linked Bond Framework” which is aligned with the five core components of the Sustainability-Linked Bond Principles published by the International Capital Market Association (“ICMA”) in June 2020:
1.
Selection of Key Performance Indicator

2.
Calibration of the Sustainability Performance Target

3.
Bond Characteristics

4.
Reporting

5.
Verification

A copy of the Framework is available on TELUS’ website.
(1)
Selection of Key Performance Indicator

TELUS has selected as its key performance indicator the reduction of absolute Scope 1 and 2 GHG emissions (the “KPI”).
Rationale
One of the most significant challenges TELUS faces is building its business and expanding its product and service solutions while also decreasing its environmental footprint. TELUS recognizes that future deployment of 5G technology and fibre technology and growing customer demand for data and connectivity will increase energy requirements. TELUS continues to pursue solutions to reduce energy consumption and to switch to cleaner sources of energy in order to reduce GHG emissions.
TELUS has demonstrated what a committed organization can do to address climate change. Since 2010, TELUS has realized significant absolute reductions in energy use and the resulting GHG emissions in its operations as a result of many programs and initiatives focused on its buildings and network. More recently, TELUS has been investing in renewable energy in the form of Power Purchase Agreements that enable the development of new solar and wind power facilities, adding clean energy to the electricity grid and generating Renewable Energy Certificates (“RECs”) for its use.
This metric is measurable, quantifiable and externally verifiable.
Scope and Methodology for Calculating KPI
This KPI covers all Scope 1 and 2 GHG emissions in TELUS’ GHG inventory. TELUS’ energy and GHG consumption is calculated according to the GHG Protocol Corporate Accounting and Reporting Standard, Revised Edition (2004) published by the World Business Council for Sustainability Development and the World Resources Institute (the “GHG Protocol Standard”). Additionally, TELUS uses a number of publicly available data sources to calculate GHG emissions based on the emission factors in the countries in which TELUS operates. TELUS has arranged for an independent third-party to provide ‘limited assurance’ on its annual climate-related (and other) KPI results disclosure.
(2)
Calibration of Sustainability Performance Target

Of the Company’s targets approved by the SBTi, TELUS has selected the following as its sustainability performance target (as such target or 2019 levels may be adjusted as described herein) (the “Sustainability Performance Target”): Reduce absolute Scope 1 and 2 GHG emissions by 46 per cent from 2019 levels by 2030 (as such target or 2019 levels as may be adjusted).
The Sustainability Performance Target is aligned with TELUS’ sustainability strategy towards science-based emissions reduction goals by 2030 with reference to 2019 levels.
TELUS chose 2019 as its base year as it provided the most recent full year of available GHG data when preparing its submission to the SBTi. In addition, TELUS determined that 2020 results included atypical reductions in absolute Scope 1 and 2 GHG emissions caused by impacts of the COVID-19 pandemic. The 2019 baseline has received limited assurance from Deloitte LLP in connection with TELUS’ 2019 Sustainability Report.

GHG emissions (tCO2e)(1)
	2020	2019	2018
Company-wide GHG emissions
Scope 1	53,002	61,393	65,039
Scope 2	214,590	256,497	264,070
Total Company-wide GHG emissions	267,592	317,890	329,109
Renewable energy GHG emission reductions
Renewable energy GHG impact(2)	13,742	15,311	17,119
Net GHG emissions	253,850	302,579(3)	311,990

Notes:
(1)
Data scope for any given year does not include acquisitions made in-year.

(2)
2018-2020 renewable energy from Brooks, Alberta Solar Project RECs.

(3)
Represents 2019 level of Scope 1 and 2 GHG emissions for purposes of the Sustainability Performance Target.

External Validation of Sustainability Performance Target by SBTi
TELUS has adopted the guidelines established by the SBTi. Using the Absolute Contraction Approach, the targets covering Scope 1 and 2 GHG emissions are classified as 1.5°C aligned. The SBTi commended TELUS’ ambitious 1.5°C aligned target, and at the time of creation of the Framework, it was the most ambitious designation available through the SBTi process.
Rationale
The selected Sustainability Performance Target accounts for approximately 6.5% of TELUS’ overall GHG emissions, over which TELUS has operational control. TELUS considers this Sustainability Performance Target to be material and relevant because absolute Scope 1 and 2 GHG emissions, which primarily include direct energy sources, such as fuel combustion that include natural gas, gasoline and diesel, and indirect energy sources, such as electricity used to power its network and offices, capture all of its GHG inventory resulting from its own operations. TELUS recognizes the importance of reducing its Scope 3 GHG emissions and has therefore, under the guidelines of the SBTi, committed to reducing Scope 3 GHG emissions, which are those originating from business travel and employee commuting, as well as from purchased goods and services, capital goods, and use of sold products. Of note, GHG emissions that originate from purchased goods and services and capital goods account for over 80% of TELUS’ Scope 3 emissions, of which TELUS has limited or no control; however, TELUS is committed to addressing the main sources of its value chain GHG emissions.
(3)
Bond Characteristics

Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter. See “Description of the Notes — Principal, Maturity and Interest”.
(4)
Reporting

TELUS will report annually on the performance of the selected KPI in its annual Sustainability Report, or other similar report(s) as the case may be, which will be made available on TELUS’ website. Beginning in TELUS’ 2021 Sustainability Report (to be reported in 2022), information on the performance of the selected KPI will include: base year information and annual progress on absolute Scope 1 and 2 GHG emissions reductions, data and explanations concerning any adjustments to previously disclosed data and scope of reporting, a summary of the performance of the selected KPI against the Sustainability Performance Target including the limited assurance report, and any other relevant information which may enable monitoring of the progress of the selected KPI.

For purposes of the Sustainability Performance Target, certain potential events, such as acquisitions or divestitures, including events not within TELUS’ control, such as changes in the regulatory environment, can substantially impact the calculation of the KPI, and may require the restatement of the Sustainability Performance Target and/or pro-forma adjustments of previously disclosed GHG data or KPI scope. Any such readjustment will be disclosed as part of TELUS’ annual reporting on the KPI.
(5)
Verification

Pre-Issuance
TELUS has obtained and made publicly available a Second Party Opinion (“SPO”) by a recognized ESG research and rating agency on the alignment of the Framework with the ICMA’s Sustainability-Linked Bond Principles and an opinion on the sustainability benefit of the Sustainability Performance Target. The SPO is available on TELUS’ website.
Post-Issuance
Annually, and for the Target Observation Date, TELUS will seek an independent and external verification, in the form of a limited assurance report by an External Verifier. An “External Verifier” is any independent accounting or appraisal firm or other independent expert of internationally recognized standing appointed by TELUS, in each case with the expertise necessary (as determined by TELUS, acting reasonably) to perform the functions required to be performed by the External Verifier in order to determine if the Sustainability Performance Target has been met. TELUS will include the limited assurance report provided by the External Verifier in TELUS’ annual Sustainability Report, or other similar report(s) as the case may be. This report will be available on TELUS’ website.
For the avoidance of doubt, none of the Framework, the SPO, any annual Sustainability Report or other update on our KPI or any report issued by an External Verifier are, and none shall be deemed to be, incorporated by reference into or form a part of this prospectus supplement or the accompanying prospectus. We make no representation to any person, including any holder of Notes, that the Sustainability Performance Target will be achieved. It will not be a breach or event of default under the U.S. Indenture that will govern the Notes if the Sustainability Performance Target is not met.
See “Risk Factors” elsewhere in this prospectus supplement for further information regarding risks associated with the Sustainability Performance Target and the Notes.
EARNINGS COVERAGE RATIO
The following consolidated earnings coverage ratio has been calculated for the 12-month period ended December 31, 2021. The earnings coverage ratios refer to the ratio of (i) consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes, and (ii) borrowing costs.
For the 12-month period ended December 31, 2021, the Company’s consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes was $2,948 million. Borrowing costs for the 12-month period were $749 million. The earnings coverage ratio for the 12-month periods ended December 31, 2021 gives pro forma effect to all issuances, repayments and redemptions of long-term debt of the Company since such date (including the Offering and the application or assumed application of the proceeds thereof), as if it had occurred at the beginning of such 12-month period. The earnings coverage ratio set out below does not purport to be indicative of earnings coverage ratios for any future periods.
12-month period ended	December 31, 2021
Earnings coverage ratio	3.7 times

RISK FACTORS
An investment in the Notes offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement and in the section entitled “Risks and risk management” in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2021, which section is incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating TELUS and its business before making an investment in the Notes.
Structural Subordination of Notes
The Notes will be obligations exclusively of the Company. The Company’s existing operations are currently conducted through its subsidiaries. The Company’s ability to meet its debt service obligations, including payment of principal and interest on the Notes, is dependent upon the cash flow of its subsidiaries and the payment of funds by its subsidiaries to the Company in the form of loans, dividends, fees or otherwise. The Company’s subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether in the form of loans, dividends or otherwise. Because the Company’s subsidiaries will not guarantee the payment of principal of or interest on the Notes, any right of the Company to receive assets of the subsidiaries upon their bankruptcy, receivership, liquidation or reorganization (and the consequent right of the holders of the Notes (collectively, the “Noteholders” and each, a “Noteholder”) to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiaries’ creditors (including tax authorities, trade creditors and lenders).
The Notes may not be a Suitable Investment for All Investors Seeking Exposure to Assets with Sustainability Characteristics
Although the Notes will be issued as sustainability-linked notes, with the interest rate relating to the Notes being subject to an upward adjustment in the event the Company fails to achieve the Sustainability Performance Target, the Notes may not satisfy an investor’s requirements or any current or future legal, quasi legal or other standards for investment in assets with sustainability characteristics. In particular, the Notes are not being marketed as “green bonds”, “social bonds” or “sustainability bonds” since the net proceeds of the issue of the Notes will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes) and for other general corporate purposes. The Company does not commit to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green bonds, social bonds or sustainability bonds in any particular market.
In addition, the Rate Increase (as defined herein) or any MFN Step-Up (as defined herein) in respect of the Notes will depend on the Company achieving, or not achieving, the applicable sustainability and/or ESG targets of the Company, which may be inconsistent with or insufficient to satisfy investor requirements or expectations or other definitions relevant to GHG emissions. The Company has not obtained a third-party analysis of the definition of the Sustainability Performance Target or how such definition relates to any sustainability-related standards other than the SBTi’s validation of the Sustainability Performance Target and the External Verifier’s confirmation of whether the Sustainability Performance Target is met according to the Company’s definition thereof. Prospective investors in the Notes should have regard to the information set out herein and must determine for themselves the relevance of such information for the purpose of any investment in the Notes (including the application thereof in connection with a Future SLB), together with any other investigation such investor deems necessary.
The Company’s Sustainability Performance Target is aimed at reducing its absolute Scope 1 and 2 GHG emissions by 46% from 2019 levels by 2030 (as such target or 2019 levels may be adjusted) (as described in “TELUS Sustainability-Linked Bond Framework — The Company’s Sustainability Strategy”). The Company’s Sustainability Performance Target is therefore uniquely tailored to the Company’s business, operations and capabilities, and it does not easily lend itself to benchmarking against similar sustainability performance targets, and the related performance, of other issuers. In addition, for the purposes of the Sustainability Performance Target, certain potential events, such as acquisitions or divestitures, including events not within the Company’s control, such as changes in the regulatory environment, may substantially impact the calculation of the KPI and require the restatement of the Sustainability Performance Target and/or pro-forma adjustments of the 2019 baseline or KPI scope, and therefore increase the total volume of the KPI that may be produced by the Company while still being able to satisfy the Sustainability Performance Target and avoid the occurrence of a Trigger Event, or decrease the total volume of reduction in the KPI that needs to be achieved by the Company in order to satisfy the Sustainability Performance Target and avoid the occurrence of a Trigger Event. No assurance is or can be given to investors by the Company, the Underwriters, any SPO providers or the External Verifier that the Notes will meet any or all investor expectations regarding the Notes or the Company’s Sustainability Performance Target qualifying as “green”, “social”, “sustainable” or “sustainability-linked” or that any adverse environmental, social and/or other impacts will not occur in connection with the Company striving to achieve the Sustainability Performance Target or the use of the net proceeds from the offering of Notes.
Suitability of Third Party Opinions
No assurance or representation is given by the Company, the Underwriters, the SPO provider or the External Verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report, certification or validation of any third party in connection with the offering of the Notes or the Sustainability Performance Target to fulfil any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this prospectus supplement.
The SPO provider and providers of similar opinions, certifications and validations are not currently subject to any specific regulatory or other regime or oversight. Any such opinion or certification is not, nor should be deemed to be, a recommendation by the Company, the Underwriters, the SPO provider, the External Verifier or any other person to buy, sell or hold Notes. Noteholders have no recourse against the Company, any of the Underwriters or the provider of any such opinion or certification for the contents of any such opinion or certification, which is only current as at the date it was issued. Prospective investors must determine for themselves the relevance of any such opinion, certification or validation and/or the information contained therein and/or the provider of such opinion, certification or validation for the purpose of any investment in the Notes. Any withdrawal of any such opinion or certification or any such opinion, certification attesting that the Company is not complying in whole or in part with any matters for which such opinion, certification or validation is opining on or certifying on may have a material adverse effect on the value of the Notes and/or result in adverse consequences for certain investors with portfolio mandates to invest in securities with sustainability characteristics.
Although the Company intends to reduce its absolute Scope 1 and 2 GHG emissions, there can be no assurance of the extent to which it will be successful in doing so, that it may decide not to continue with the Sustainability Performance Target or that any future investments it makes in furtherance of the Sustainability Performance Target will meet investor expectations or any binding or non-binding legal standards regarding sustainability performance, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates, in particular with regard to any direct or indirect environmental, sustainability or social impact. Although if the Sustainability Performance Target is not met by the Target Observation Date (as defined herein) it will give rise to the Rate Increase relating to the Notes as described in “Description of the Notes — Principal, Interest and Maturity” of this prospectus supplement, it will not be an Event of Default under the Notes nor will the Company be required to repurchase or redeem any Notes in such circumstances. In addition, no Event of Default shall occur under the Notes, nor will the Issuer be required to repurchase or redeem any Notes, if the Company fails to publish a Sustainability Report or a limited assurance report, as the case may be, as required under the Framework. Furthermore, any MFN Step-Up relating to the Notes as described in “Description of the Notes — Principal, Interest and Maturity” of this prospectus supplement in connection with a Future SLB Trigger Event will not be an Event of Default under the Notes nor will the Company be required to repurchase or redeem any Notes in such circumstances.
The Company’s efforts in achieving the Sustainability Performance Target or any other ESG targets may further become controversial or be criticised by activist groups or other stakeholders.
Achieving the Sustainability Performance Target or other ESG Targets Requires Significant Resources
Achieving the Sustainability Performance Target or any other ESG targets will require the Company to expend significant resources, while not meeting any such targets would result in increased interest payments and could expose the Company to reputational risks.

As described under the heading “TELUS Sustainability-Linked Bond Framework — Calibration of Sustainability Performance Target” of this prospectus supplement, achieving the Sustainability Performance Target will require the Company to reduce its absolute Scope 1 and 2 GHG emissions by 46% from 2019 levels by 2030 (as such target or 2019 levels may be adjusted). As a result, achieving the Sustainability Performance Target or any other ESG targets the Company may choose to include in future financings or other arrangements will require the Company to expend significant resources.
In addition, the failure of the Company to satisfy the Sustainability Performance Target or any other ESG targets that the Company may choose to include in any future financings would not only result in increased interest payments under the Notes or other relevant financing arrangements, but could also harm the Company’s reputation. Climate-related issues and workforce and board diversity are ESG topics that are, in particular, receiving heightened attention from investors, shareholders, lawmakers and regulators. Furthermore, the Company’s efforts in satisfying the Sustainability Performance Target, or the Company’s other projects, investments or other ESG targets, may become controversial or be criticized by activist groups or other stakeholders. Each of such circumstances could have a material adverse effect on the Company, its business, its financial condition or its results of operations.
In addition, the market’s perception of whether or not the Sustainability Performance Target or any other ESG targets of the Company, including with respect to a Future SLB, will be met or not may impact the trading price of the Notes in the secondary market and may adversely impact the price at which a holder of the Notes may be able to sell its Notes.
Calculation and Adjustments to KPI and Sustainability Performance Target
The Company’s GHG emissions are calculated and not measured numbers. The Company’s GHG emission calculations are carried out internally (by the Company itself), based on broadly accepted standards and reported externally. The Company currently follows the GHG Protocol Standard. The GHG Protocol Standard may change over time and investors should be aware that the way in which the Company calculates its KPI may also change over time. Whether or not the Company achieves the Sustainability Performance Target will be based on calculations made by the Company. While the External Verifier will provide a limited assurance report on whether or not the Sustainability Performance Target is met, significant discretion will be left to the Company in how it calculates the KPI.
In addition, certain events may occur involving the Company such as acquisitions or divestitures, or events that are not within the Company’s control, such as changes in the regulatory environment, that may impact whether or not the Sustainability Performance Target is met by the Target Observation Date or may impact the KPI or the calculation thereof. The Company is permitted to adjust the Sustainability Performance Target or make adjustments to the KPI (or the scope thereof including adjustments to the 2019 level) for such events without the consent of any holder of the Notes. It will not be an Event of Default for the Notes if the Company modifies the Framework, and such modification results in the Company achieving the Sustainability Performance Target it would have not otherwise achieved had the Framework not been so modified. The Company is under no obligation to obtain a SPO or other assurance regarding any such changes to the Framework.
The Notes may be Subject to Optional Redemption by the Company
An optional redemption feature is likely to limit the market value of the Notes. During any period when the Company may elect to redeem or is perceived to be able to redeem the Notes, the market value of the Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.
The Company may redeem the Notes when its cost of borrowing is lower than the interest payable on them. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest payable on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Bankruptcy and Related Laws
The Company is incorporated under the laws of the Province of British Columbia and its principal operating assets are located in Canada.
The rights of the Trustees (as defined herein) to enforce remedies are likely to be significantly impaired by the restructuring, receivership, liquidation and other provisions of applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation if the benefit of such legislation is sought with respect to the Company. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling “an insolvent person” to obtain a stay of proceedings as against its creditors and others and to prepare and file a proposal or plan to restructure and/or compromise obligations for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and if approved by the court, would be binding on persons who might not otherwise be willing to accept it. Moreover, both statutes permit, in certain circumstances, the insolvent debtor to retain possession and administration of its property, even though it may be in default under the applicable debt instrument.
The powers of the court under applicable Canadian bankruptcy, insolvency, restructuring and other similar legislation (including the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada)) have generally been exercised broadly to protect a debtor entity from actions taken by creditors and other parties. Accordingly, it is impossible to predict if payments under the Notes would be made following commencement of or during such a proceeding, whether or when the Trustees could exercise their rights under the U.S. Indenture or whether and to what extent Noteholders would be compensated for any delay, in payments of principal and interest.
No Public Market
There is no established trading market for the Notes. The Company does not intend to have the Notes listed for trading on any securities exchange or quoted on any automated dealer quotation system. The Underwriters have advised the Company that they presently intend to make a market in the Notes, but the Underwriters are not obligated to do so and any such market-making activities may be discontinued at any time without notice at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes. The liquidity of any market for the Notes will depend upon the number of holders of such Notes, the interest of securities dealers in making a market in the Notes and other factors. The absence of an active market for the Notes could adversely affect their market price and liquidity. This is particularly the case for securities that are designed for specific investment objectives or strategies or have been prepared to meet the investment requirements of limited categories of investors.
Credit Ratings
There can be no assurance that the credit ratings assigned to the Notes will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. There can be no assurance that any rating agency that rates the Notes will not downgrade its ratings on the Notes. Real or anticipated changes in credit ratings on the Notes may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which TELUS can access the capital markets. See “Credit Ratings”.
Repurchase upon Change of Control Triggering Event
In the event that the Company is required to offer to repurchase the Notes upon the occurrence of a Change of Control Triggering Event, it may not have sufficient funds to repurchase the Notes in cash at such time. In addition, the Company’s ability to repurchase the Notes for cash may be limited by applicable law.
Interest Rate Risks
Prevailing interest rates will affect the market price or value of the Notes. The market price or value of the Notes will decline as prevailing interest rates for comparable debt instruments rise, and will increase as prevailing interest rates for comparable debt instruments decline.

Currency Risks
The Notes are denominated and payable in United States dollars which may entail certain risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of fluctuations in the United States dollar market, the imposition or modification of exchange controls and potential illiquidity in the secondary market. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Notes denominated in currencies other than Canadian dollars. The Notes are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
Foreign Private Issuer Status
As a foreign private issuer, in reliance on New York Stock Exchange rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers.
Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and the Company voluntarily complies with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors.
The Company will lose its foreign private issuer status if a majority of its Common Shares are held by U.S. persons and a majority of its directors or executive officers are U.S. citizens or residents or if it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. Although the Company has elected to comply with certain U.S. regulatory provisions, loss of foreign private issuer status would make compliance with such provisions mandatory. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly higher than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system adopted by the United States.
If the Company ceases to be a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. The Company may also be required to modify certain of its policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, the Company would lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
DESCRIPTION OF THE NOTES
The following description of the Notes is a brief summary of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the U.S. Indenture (as defined below). The following summary uses words and terms which have been defined in the U.S. Indenture. For full particulars, reference is made to the short form base shelf prospectus and to the U.S. Indenture.
General
The Notes will be issued under a supplemental indenture (the “Sixth Supplemental Indenture”) which, for purposes of that series, will supplement the terms and conditions in the indenture dated September 19,

2016 (the “U.S. Trust Indenture”) among the Company, Computershare Trust Company N.A., as U.S. trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee” and together with the U.S. Trustee, the “Trustees”). The Sixth Supplemental Indenture will be entered into between the Company and the Trustees and will be dated as of the closing date of this Offering. The Sixth Supplemental Indenture will provide for, among other things, the creation and issuance of the Notes. The U.S. Trust Indenture is described in the short form base shelf prospectus. References herein to the “U.S. Indenture” refer to the U.S. Trust Indenture as supplemented by the Sixth Supplemental Indenture.
The Company may, from time to time, without the consent of Noteholders, create and issue additional Notes, having the same terms and conditions as the Notes in all respects, except for such variations to such terms and conditions as may be required, in the reasonable opinion of the Company, to reflect the different issue dates of such additional Notes and the then existing Notes and any intention that all such additional Notes and the then existing Notes be fungible for trading purposes. Additional Notes issued in this manner will be consolidated with and form a single series with the then existing Notes and, if the Company acting reasonably determines that it is advisable or advantageous to do so, the Company may accept such additional Notes and the then existing Notes in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and the then existing Notes.
Principal, Maturity and Interest
General
The Notes will be initially limited to U.S.$900,000,000 aggregate principal amount (provided that the Company may in the future issue additional Notes up to any additional amount determined by the Company without the consent of existing holders of the Notes), and will mature on May 13, 2032. The Notes will bear interest at the Initial Rate from their issuance date, payable semi-annually on May 13 and November 13 of each year, beginning on May 13, 2022, to holders of record on May 1 and November 1, respectively.
Principal and interest on the Notes will be payable in lawful money of the United States. The issuance date for the Notes will be on or about February 28, 2022. If the due date for payment of any amount of principal or interest on any Note is not, at the place of payment, a Business Day such payment will be made on the next Business Day and the applicable Noteholder shall not be entitled to any further interest or other payment in respect of such delay.
On maturity, the Company will repay the indebtedness represented by the Notes by paying the Trustees in U.S. dollars an amount equal to the principal amount of the outstanding Notes plus any accrued and unpaid interest thereon. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The yearly rate of interest to which interest calculated under the Notes for any period in any calendar year (the “calculation period”) is equivalent, is the rate payable under the Notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada).
The Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$2,000 of principal amount and any integral multiple of U.S.$1,000 in excess thereof.
Rate Increase Due to Trigger Event Relating to Existing Scope 1 and 2 GHG Emission Target
A “Trigger Event” will occur if (i) TELUS does not achieve the Sustainability Performance Target as of December 31, 2030 (the “Target Observation Date”) as determined by the External Verifier and confirmed in the SPT Verification Assurance Certificate, (ii) TELUS has not published on its website the SPT Verification Assurance Certificate on or before April 30, 2031 or (iii) the SPT Verification Assurance Certificate contains a reservation about whether or not the Sustainability Performance Target has been achieved as of the Target Observation Date.
Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on November 13, 2030, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 1.00% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent

Interest Period thereafter (such rate increase, the “Rate Increase” and the Initial Rate plus the Rate Increase, the “Modified Rate”). For clarity, upon the occurrence of a Trigger Event, the amount of interest payable on May 13, 2031 in respect of the Interest Period commencing on November 13, 2030 shall be U.S.$22.00 per U.S.$1,000 principal amount.
If a Trigger Event has occurred, the Company will give notice of such Trigger Event and the related Rate Increase and resulting Modified Rate to the Trustees and the holders of the Notes in accordance with the U.S. Indenture (which shall include by way of a press release and in accordance with the policies and procedures of Depository Trust Company (“DTC”) as applicable), as soon as reasonably practicable following the occurrence of a Trigger Event but in any event by May 1, 2031.
MFN Step-Up Due to Trigger Event in Future SLBs
“Future SLB” means a sustainability-linked bond issued by TELUS under the Framework (as it may be amended, restated or replaced from time to time) after the issue date of the Notes that includes additional sustainability and/or environmental, social or governance targets.
“Future SLB Rate Increase” means any increase in the annual rate of interest payable on a Future SLB upon the occurrence of a Future SLB Trigger Event.
“Future SLB Trigger Event” means in connection with a Future SLB any failure to (a) achieve, (b) verify the achievement of, or (c) publicize the verification of, a sustainability and/or environmental, social or governance target in accordance with the terms of such Future SLB.
Whenever a Future SLB Trigger Event occurs, the rate per annum at which interest accrues on the Notes during the first Interest Period commencing at least 30 days following such Future SLB Trigger Event and any subsequent Interest Period thereafter will be increased by the corresponding Future SLB Rate Increase (an “MFN Step-Up”); provided that for greater certainty the length of the period during which the MFN Step-Up applies will not exceed the length of the period of such increase under a Future SLB to which a Future SLB Trigger Event has occurred. Notwithstanding the foregoing, to the extent that a Future SLB Trigger Event relates to a target that is substantially similar to a target with respect to which a prior Future SLB Trigger Event or Trigger Event has already resulted, or will result, in an MFN Step-Up or Rate Increase, as the case may be, there will be no additional MFN Step-Up in respect of that target, except to further increase the rate on the Notes to match a Future SLB Rate Increase that is greater than the Future SLB Rate Increase or Rate Increase that resulted in the previous or concurrent MFN Step-Up or Rate Increase related to such substantially similar target. Furthermore, in the circumstances in which Future SLB Trigger Events that relate to substantially similar targets occur concurrently, the higher MFN Step-Up will prevail. A target can be substantially similar to another target if it relates to a similar subject matter but sets a different target percentage or other threshold or has a different target observation date. Whether a target is substantially similar to another target for purposes of an MFN Step-Up will be determined by the Company in its sole and absolute discretion. Notwithstanding anything else in this “Description of the Notes,” in no event shall the interest rate on the Notes exceed the Initial Rate by more than 1.50% per annum in the aggregate, whether as a result of a Rate Increase or one or more MFN Step-Ups.
The Company will give notice of any MFN Step-Up and the resulting new rate of interest on the Notes to the Trustees and the holders of the Notes as soon as reasonably practicable following the occurrence of the underlying Future SLB Trigger Event and otherwise in accordance with the procedures for notification of a Trigger Event.
Reporting
For the fiscal year ending on the Target Observation Date, the Company will publish on its website a limited assurance report by the External Verifier (such report, the “SPT Verification Assurance Certificate”), which shall confirm whether or not the Company has achieved the Sustainability Performance Target as of the Target Observation Date. The SPT Verification Assurance Certificate will be published no later than the later of (i) the date of publication of the Company’s audited consolidated financial statements for the fiscal year ending on the Target Observation Date and (ii) March 31, 2031; provided that to the extent the Company determines that additional time will be required for the External Verifier to complete the relevant SPT

Verification Assurance Certificate then the SPT Verification Assurance Certificate will be published as soon as reasonably practicable after March 31, 2031, but in no event later than April 30, 2031.
For any fiscal year ending prior to the Target Observation Date (the end of such fiscal year, an “Early Observation Date”), the Company shall be entitled to publish on its website a limited assurance report by the External Verifier (such report, an “Early Verification Assurance Certificate”), confirming whether or not the Company has achieved the Sustainability Performance Target as of such Early Observation Date.
The reporting with respect to any Future SLBs will be governed by the documents under which such Future SLBs are issued.
Optional Redemption
The Notes may be redeemed at any time prior to the Par Call Date (as defined below) at the option of the Company, in whole or from time to time, in part, on not fewer than 15 nor more than 60 days prior notice at a redemption price (the “Make-Whole Amount”) equal to the greater of:
(a)
the Discounted Value of the Notes being redeemed; and

(b)
100% of the principal amount thereof,

in each case together with interest accrued to, but excluding, the date fixed for redemption calculated at a rate equal to the Modified Rate, unless at the end of the fiscal year immediately prior to the date that notice of redemption is given the Company has achieved the Sustainability Performance Target as determined by the External Verifier and confirmed in an Early Verification Assurance Certificate or the SPT Verification Assurance Certificate, as applicable, in which case interest shall be calculated at a rate equal to the Initial Rate.
The Notes may be redeemed at any time on or after the Par Call Date at the option of the Company, in whole or from time to time, in part, on not fewer than 15 nor more than 60 days prior notice at a redemption price (the “Par Call Amount”) equal to the principal amount thereof plus: the sum of (a) interest accrued to, but excluding, the date fixed for redemption calculated at a rate of either (i) the Modified Rate (if a Trigger Event has occurred) or (ii) the Initial Rate (if a Trigger Event has not occurred) and (b) in the event a Trigger Event has occurred, an additional amount equal to (i) 0.50% of the principal amount of the Notes being redeemed less (ii) the amount of interest accrued from the last scheduled Interest Payment Date to, but excluding, the date fixed for redemption determined using a rate equal to the Rate Increase (and included in the aggregate amount determined pursuant to (a)).
Unless the Company defaults in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.
In the case of a redemption for less than all of the Notes, the Notes to be redeemed will be selected by the Trustees in such manner as the Trustees deem appropriate.
“Business Day” when used with respect to any particular location referred to in the U.S. Trust Indenture or in the Notes, means, unless otherwise specified with respect to any Notes pursuant to the U.S. Trust Indenture, any day other than (i) Saturday or Sunday or (ii) any other day on which commercial banking institutions in that location are closed or required or authorized by any applicable law or regulation or executive order to remain closed.
“Discounted Value” shall mean the sum of the present values of the remaining scheduled payments of principal and interest thereon to the Maturity Date (or to the Par Call Date if, as of the date notice of redemption is given, (i) there has not been any Rate Increase or MFN Step-Up and (ii) there can no longer be a Rate Increase or, based on the Future SLBs then outstanding, any MFN Step-Ups until the Par Call Date) (the Maturity Date or the Par Call Date, as applicable, the “Relevant Date”) that would be due if the Notes matured on the Relevant Date but for the redemption (exclusive of any portion of the payments of interest accrued to the redemption date) discounted to any redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points. In calculating Discounted Value, remaining scheduled interest payments will be calculated assuming that the Trigger Event and any Future SLB Trigger Events under Future SLBs outstanding as of the date that notice of redemption is given will occur, and that the interest rate on the Notes will consequently be increased pursuant to a Rate

Increase and pursuant to one or more MFN Step-Ups, in each case at the times and to the extent described above under “— Principal, Maturity and Interest,” but only to the extent such consequent increases can still occur until the Relevant Date.
“Par Call Date” means February 13, 2032, the date that is three months prior to the maturity date of the Notes.
“Treasury Rate” means, with respect to any redemption date, the yield determined by TELUS in accordance with the following two paragraphs.
The Treasury Rate shall be determined by TELUS after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities — Treasury constant maturities — Nominal” (or any successor caption or heading). In determining the Treasury Rate, TELUS shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Relevant Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Relevant Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.
If on the third Business Day preceding the redemption date H.15 or any successor designation or publication is no longer published, TELUS shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Relevant Date. If there is no United States Treasury security maturing on the Relevant Date but there are two or more United States Treasury securities with a maturity date equally distant from the Relevant Date, one with a maturity date preceding the Relevant Date and one with a maturity date following the Relevant Date, TELUS shall select the United States Treasury security with a maturity date preceding the Relevant Date. If there are two or more United States Treasury securities maturing on the Relevant Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, TELUS shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
TELUS’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.
For the avoidance of doubt, the Company will be responsible for making all calculations called for under the U.S. Indenture and the Notes, including but not limited to determination of any rates (including without limitation, the Initial Rate, Modified Rate, MFN Step-Up, Treasury Rate, or Rate Increase), redemption price, premium, if any, and any additional amounts or other amounts payable on the Notes. The Company will provide a schedule of its calculations to the Trustees, and the Trustees are entitled to rely conclusively upon the accuracy of such calculations without independent verification. The Company will deliver a copy of such schedule to any holder upon the written request of such holder.

Tax Redemption
The Notes may be redeemed, in whole, but not in part, at the option of TELUS at any time, on not fewer than 30 nor more than 60 days’ prior written notice, at 100% of the outstanding principal amount, together with accrued and unpaid interest thereon (at the then prevailing rate on the Notes) to the redemption date, in the event TELUS delivers to the Trustees an opinion of independent Canadian tax counsel experienced in such matters to the effect that TELUS has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the outstanding Notes any Additional Amounts (as defined herein) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the Notes; provided that TELUS determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to TELUS (not including substitution of the obligor under the Notes).
Repurchase upon Change of Control Triggering Event
If a Change of Control Triggering Event (as defined herein) occurs with respect to the Notes, unless the Company has exercised its optional right to redeem all of the Notes as described under “— Optional Redemption” or “— Tax Redemption” above, the Company will be required to make an offer to repurchase all or, at the option of the Noteholder, any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof) of each holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the Sixth Supplemental Indenture. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate outstanding principal amount of Notes (at the then prevailing rate on the Notes) to be repurchased together with accrued and unpaid interest on the Notes to the date of repurchase.
Within 30 days following any Change of Control Triggering Event, the Company will be required to give written notice to Noteholders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. The Company must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. The Company shall cause the Change of Control Offer to remain open for at least 20 Business Days or such longer period as is required by applicable law. The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent that those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined herein) provisions, the Company will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase the Notes by virtue of such conflict.
The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.
“Change of Control” shall mean the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Company and its Subsidiaries (as defined in the short form base shelf prospectus), taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Company and its Subsidiaries); or (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Company and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Company, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Company).

“Change of Control Triggering Event” shall mean the occurrence of both a Change of Control and a Rating Event.
“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service Inc. (“Moody’s”), BBB- (or the equivalent) by Standard & Poor’s Rating Services, a business unit of S&P Global Canada Corp. (“S&P”), or BBB (low) (or the equivalent) by DBRS Limited (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency.
“Rating Event” shall mean the rating of the Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control, and (b) public notice of the occurrence of a Change of Control or of the Company’s intention or agreement to effect a Change of Control.
“Specified Rating Agencies” shall mean each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of Notes publicly available for reasons outside of the Company’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, the Company may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.
Purchase of Notes
The Company may, at any time and from time to time, purchase Notes in the secondary market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract, at any price, subject to applicable law.
Defeasance
The provisions described under “Description of Debt Securities — Defeasance — Defeasance of Certain Obligations under the U.S. Trust Indenture” in the short form base shelf prospectus are applicable to the Notes, including the condition that the Company will deliver to the applicable Trustees an opinion of counsel to the effect that the Noteholders will not recognize income, gain or loss for Canadian or United States federal income tax purposes as a result of such defeasance and will be subject to Canadian and United States federal income tax on the same basis as if such defeasance had not occurred.
Events of Default
Events of Default are described in the short form base shelf prospectus under “Description of Debt Securities — Events of Default” and reference is made to that section for a list of the events which constitute an Event of Default with respect to the Notes.
Negative Pledge
The U.S. Indenture contains provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined herein) to, create or assume any Lien (as defined in the short form base shelf prospectus) upon any present or future Principal Property (as defined in the short form base shelf prospectus) or any Property (as defined in the short form base shelf prospectus) which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined in the short form base shelf prospectus) of the Company or a Restricted Subsidiary unless the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary

ranking equally with the Notes then existing or thereafter created), shall be concurrently secured equally and rateably with (or prior to) such other Indebtedness so long as such Lien is outstanding.
The restrictions set forth above shall not apply to certain permitted Liens (each, a “Permitted Lien”), including:
(i)
Liens existing on the initial issuance date for the Notes (namely, on or about February 28, 2022);

(ii)
Liens on any Property of any Person (as defined in the short form base shelf prospectus) existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)
Liens on any Property existing at the time such Property is acquired by the Company or a Restricted Subsidiary, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)
Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)
Liens on Property of the Company or a Restricted Subsidiary securing Indebtedness or other obligations issued by Canada or the United States of America or any state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(vi)
Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Indebtedness secured by any Permitted Lien, including those referred to in the foregoing clauses (i), (ii), (iii), (iv) and (v); provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased; and

(vii)
any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt (as defined in the short form base shelf prospectus) determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined herein) to which the Company or a Restricted Subsidiary is a party, plus (z) the then outstanding principal amount of all other Indebtedness of Restricted Subsidiaries incurred in compliance with “Limitation on Restricted Subsidiary Indebtedness” below (other than any Indebtedness of Restricted Subsidiaries excluded from the calculations of such limitation on Restricted Subsidiary Indebtedness pursuant to the provisos contained therein), does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined in the short form base shelf prospectus).

“Restricted Subsidiary” means (a) TCI, (b) TELUS International, and (c) at any time any other Subsidiary (as defined in the short form base shelf prospectus) of the Company if, at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeded 10% of the consolidated assets of the Company and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied.

Limitation on Restricted Subsidiary Indebtedness
The U.S. Indenture contains provisions to the effect that TELUS shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Indebtedness, unless after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Indebtedness of all Restricted Subsidiaries, plus (y) the then outstanding principal amount of Indebtedness of TELUS secured by Liens (other than any Lien constituting a Permitted Lien under any of clauses (i) to (xxviii) inclusive of the definition of Permitted Liens in the U.S. Indenture), plus (z) Attributable Debt relating to then outstanding Unrestricted Sale and Lease-Back Transactions of TELUS, would not exceed 15% of Consolidated Net Tangible Assets. This restriction does not affect the Permitted Indebtedness (as defined in the Sixth Supplemental Indenture) of Restricted Subsidiaries, which is (1) Indebtedness secured by any Lien constituting a Permitted Lien under any of clauses (i) to (xviii) inclusive of the definition of Permitted Liens in the U.S. Indenture, (2) Indebtedness (excluding Indebtedness outstanding under commercial paper programs) of the Restricted Subsidiaries existing on the date of the Sixth Supplemental Indenture and, in the case of any Person (as defined in the short form base shelf prospectus) which is not a Restricted Subsidiary on the date of the Sixth Supplemental Indenture or which ceases to be a Restricted Subsidiary after the date of the Sixth Supplemental Indenture, at the time such Person becomes, or again becomes, as the case may be, a Restricted Subsidiary, (3) Indebtedness owing to TELUS or to another Restricted Subsidiary, (4) commercial paper issued by the Restricted Subsidiaries not to exceed in the aggregate $1 billion, and (5) any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Indebtedness of the Restricted Subsidiaries referred to in any of the preceding clauses (1), (2), (3) or (4) (provided that the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement is not increased).
Limitation on Sale and Lease-Back Transactions
Neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction, except for:
(i)
any Sale and Lease-Back Transaction constituting certain specified Permitted Liens under the U.S. Indenture; or

(ii)
any Sale and Lease-Back Transaction that is not otherwise permitted under clauses (i) above or (iii) below and in respect of which the Company or such Restricted Subsidiary would, at the time it enters into such Sale and Lease-Back Transaction, be entitled to create a Lien on the Principal Property (or the properties, as the case may be) subject to such Sale and Lease-Back Transaction to secure Indebtedness at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without being required to equally and rateably secure the Notes pursuant to the negative pledge described above (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)
any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include the Debt Securities (as defined in the short form base shelf prospectus) of any series) ranking on a parity with, or prior to, the Notes and owing to a Person other than the Company or any Affiliate (as defined in the short form base shelf prospectus) of the Company, or (y) the purchase, construction or improvement of real property or personal property used by the Company or the Restricted Subsidiaries in the ordinary course of business.

Other Covenants
In addition to the covenants of the Company described above under “— Limitation on Restricted Subsidiary Indebtedness”, under “— Negative Pledge”, which supersedes the provisions described under “Description of Debt Securities — Negative Pledge” in the accompanying short form base shelf prospectus, and under “— Limitation on Sale and Lease-Back Transactions”, which supersedes the provisions described under “Description of Debt Securities — Limitation on Sale and Lease-Back Transactions” in the accompanying short form base shelf prospectus, there are certain additional covenants which are applicable to the Notes that are described in the short form base shelf prospectus and reference is made to that document for descriptions of such covenants.
Book-Entry System
The DTC, New York, New York, will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. Fully-registered global notes (hereinafter referred to as the “Global Notes”) will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with DTC.
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.
Purchases of Notes under the DTC system must be made by or through direct participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for the Notes is discontinued.
The deposit of the Global Notes with DTC and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
None of DTC, Cede & Co., or any other DTC nominee will consent or vote with respect to the Global Notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to TELUS as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.
TELUS will send any redemption notices to DTC. If less than all of the Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.
A beneficial owner must give any required notice of its election to have its Notes repurchased through the participant through which it holds its beneficial interest in the Global Notes to the applicable trustee or tender agent. The beneficial owner shall effect delivery of its Notes by causing the direct participant to transfer its interest in the securities on DTC’s records. The requirement for physical delivery of Notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by the direct participant on DTC’s records and followed by a book-entry credit of tendered Notes to the applicable trustee or agent’s DTC account.
The information in this section concerning DTC and DTC’s system has been obtained from sources that TELUS believes to be reliable, but is subject to any changes to the arrangement between TELUS and DTC and any changes to these procedures that may be instituted unilaterally by DTC.
Certificated Notes
DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to TELUS and the Trustees. Under these circumstances, and in the event that a successor depository is not appointed, Notes in certificated form are required to be printed and delivered. TELUS may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository). In that event, Notes in certificated form will be printed and delivered. If at any time DTC ceases to be registered or in good standing under the Exchange Act and a successor depository is not appointed by TELUS within 90 days, the Company determines that the Securities shall no longer be represented by a Global Note or Global Notes or the Trustees have received a request from a beneficial holder of outstanding Notes to issue Notes in certificated form to such holder, TELUS will issue individual Notes in certificated form in exchange for the Global Notes.
Payments
Principal, premium, if any, and interest payments on the Global Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with Notes held for the accounts of customers in bearer form or registered in “street name”. These payments will be the responsibility of these participants and not of DTC or its nominee, us, the Trustees, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC, is the Company’s responsibility. Disbursement of the payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.
The U.S. Trustee will act, pursuant to the U.S. Indenture, as the registrar and paying agent. Payment of principal at maturity will be made at the corporate trust office of the U.S. Trustee (or in such other office as may from time to time be designated by the Company) against surrender of the Notes.
Additional Amounts
All payments made by TELUS under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”) unless TELUS is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. For the Notes, if TELUS is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, TELUS will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each applicable Noteholder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the applicable Noteholder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:
•
any payment to a Noteholder or beneficial owner who is liable for such Taxes in respect of such Note (1) by reason of such Noteholder or beneficial owner being a person with whom TELUS is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) (the “Tax Act”) or (2) by reason of the existence of any present or former connection between such Noteholder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Noteholder or beneficial owner, if such Noteholder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;

•
any payment to a Noteholder or beneficial owner who is a “specified shareholder” of TELUS or who does not deal at arm’s length with a “specified shareholder” of TELUS as defined in subsection 18(5) of the Tax Act;

•
any Note presented for payment more than 30 days after the later of (1) the date on which such payment first becomes due or (2) if the full amount of the monies payable has not been paid to the Noteholders on or prior to such date, the date on which the full amount of such monies has been paid to the Noteholders, except to the extent that the Noteholder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

•
any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

•
any Taxes imposed as a result of the failure of a Noteholder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the Noteholder or beneficial owner of such Note, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Taxes;

•
any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Notes; or

•
any combination of the above items,

nor will such Additional Amounts be paid with respect to any payment on any Note to a Noteholder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.
Where Tax is payable pursuant to Section 803 of the Income Tax Regulations (the “ Regulations”) by a Noteholder or beneficial owner of the Notes in respect of any amount payable under the Notes to the Noteholder (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of such Act), but no Additional Amount is paid in respect of such Tax, TELUS will pay to the Noteholder an amount equal to such Tax within 45 days after receiving from the Noteholder a notice containing reasonable particulars of the Tax so payable, provided such Noteholder or beneficial owner would have been entitled to receive Additional Amounts on account of such

Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.
Whenever in the U.S. Indenture or in any Note there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
The obligation to pay Additional Amounts will survive any termination or discharge of the U.S. Indenture or the redemption, repayment or purchase of the Notes.
Governing Law
Each of the U.S. Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.
Enforceability of Judgments
TELUS is incorporated under and governed by the laws of British Columbia, Canada. A substantial portion of the Company’s assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers or experts. TELUS has also been advised by Norton Rose Fulbright Canada LLP that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated upon United States federal securities laws.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations
In the opinion of Norton Rose Fulbright Canada LLP and Osler, Hoskin & Harcourt LLP, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Notes (including entitlement to all payments thereunder) acquired hereunder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, a resident of Canada, has not and will not use or hold the Notes in or in the course of carrying on business in Canada, deals at arm’s length with the Company and with any person resident in Canada to whom the holder disposes of a Note and is neither a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company nor a person who does not deal at arm’s length with such specified shareholder (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm’s length within the meaning of the Tax Act.
This summary is based on the current provisions of the Tax Act, the Regulations and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Tax Amendments”) and assumes that all Proposed Tax Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Notes should consult their own tax advisors with respect to their own particular circumstances.
Amounts which are, or are deemed to be, interest for purposes of the Tax Act paid or credited by the Company on the Notes to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax and no Canadian non-resident withholding tax will apply to the proceeds received by a Non-Resident Holder on a disposition of a Note, including a redemption, payment on maturity or repurchase.
No other tax on income or gains under the Tax Act will be payable by a Non-Resident Holder on interest, principal or premium on a Note or on the proceeds received by a Non-Resident Holder on the disposition of a Note, including a redemption, payment on maturity or repurchase.
Certain United States Federal Income Tax Considerations
The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a Note by a U.S. holder (as defined below) that purchases such Note pursuant to, and at the price set forth on the cover of, this prospectus supplement and holds the Note as a “capital asset” (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “IRC”). This summary is based upon the IRC, regulations of the Treasury Department promulgated or proposed thereunder, administrative pronouncements, and judicial decisions, all as currently in effect and all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not describe all of the U.S. federal income tax considerations that may be relevant to U.S. holders (as defined below) in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, financial institutions; insurance companies; traders or dealers in securities or currencies; partnerships and their partners; regulated investment companies; real estate investment trusts; tax-exempt organizations; persons holding a Note as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; persons subject to the alternative minimum tax; U.S. expatriates; or persons having a functional currency other than the U.S. dollar; persons who do not deal at arm’s length with the Company; or persons required to accelerate the recognition of an item of gross income as a result of such income being recognized on an applicable financial statement.
For purposes of this summary, a “U.S. holder” is a beneficial owner of a Note that is (i) an individual who is a citizen or resident alien of the U.S. as determined for U.S. federal income tax purposes (which includes a “green card holder”), (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the law of the U.S., any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that elected to be subject to tax as a United States person under the IRC.
If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, owns a Note, the tax treatment of the partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that own a Note are urged to consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.
This summary does not constitute, and should not be considered as, legal or tax advice to holders of Notes. Prospective investors are urged to consult their own tax advisors with regard to the application of the tax considerations discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.
Payment of Interest
In general, each payment of interest (including any Additional Amounts) on a Note will be included in the gross income of a U.S. holder as ordinary income at the time it is accrued or received, in accordance with such holder’s method of accounting for U.S. federal income tax purposes.
It is not expected that the Notes will be issued with original issue discount for U.S. federal income tax purposes (“OID”). If, however, the stated redemption price of a Note exceeds its issue price by more than a de minimis amount, a U.S. holder will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing over the term of the Note as interest income to a U.S. holder. A U.S. holder’s adjusted tax basis in a Note would be increased by the amount of any OID included in its gross income. In compliance with Treasury regulations, if we determine that the Notes have OID, we will provide certain information to the IRS and/or the U.S. holder that is relevant to determining the amount of OID in each accrual period.
In general, any Canadian withholding tax imposed on interest payments in respect of the Notes will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or, at a U.S. holder’s election, may, in certain circumstances, be deducted in computing taxable income). Interest paid on the Notes will generally be treated as foreign-source income, and as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The IRC applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. By contrast, any gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note will generally be U.S. source income or loss for purposes of computing the foreign tax credit. The U.S. foreign tax credit rules are complex and U.S. holders are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.
Sale, Exchange, Redemption or Other Taxable Disposition of a Note
Upon the sale, exchange, redemption or other taxable disposition of a Note, a U.S. holder will generally recognize capital gain or loss, if any, equal to the difference between (i) the amount realized on such sale, exchange, redemption or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which amounts will be taxable as ordinary income to the extent not previously included in the gross income of the U.S. holder’s income, which will be subject to tax as foreign source interest income, as discussed above) and (ii) such holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. holder, reduced by any payments (other than payments of qualified stated interest) received by such U.S. holder. Such gain or loss attributable to the sale, exchange, redemption, or other taxable disposition of a Note will be long-term gain or loss if the U.S. holder’s holding period for the Note exceeds one year. Gain or loss, if any, recognized by a U.S. holder will generally be treated as U.S. source gain or loss, as the case may be, for U.S. foreign tax credit limitation purposes. For non-corporate U.S. holders, including individuals, long-term capital gains generally are taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations under the IRC.
Notes Subject to Contingencies
In certain circumstances (see “Description of the Notes — Repurchase upon Change of Control Triggering Event”), the Company may be obligated to pay a U.S. holder additional payments in excess of stated interest or principal on the Notes. In addition, the interest rate payable on the Notes may be increased by up to 1.50% per annum in the aggregate upon the occurrence of a Trigger Event or a Future SLB Trigger Event (see “Description of the Notes — Principal, Maturity and Interest”). It is possible that the Company’s obligation to make additional payments on the Notes could implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the Notes were characterized as contingent payment debt instruments, a U.S. holder might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.
The Company intends to take the position that the likelihood of additional payments on the Notes is remote, and thus, that the Notes should not be treated as contingent payment debt instruments. The Company’s determination that these contingencies are remote is binding on a U.S. holder unless the holder discloses its contrary position in the manner required by applicable Treasury regulations. The Company’s determination, however, is not binding on the U.S. Internal Revenue Service (the “IRS”), and if the IRS were to challenge this determination, a U.S. holder might be required to treat income realized on the taxable disposition of a Note before the resolution of the contingencies as ordinary income rather than capital gain. In the event a contingency occurs, it would affect the amount and timing of income recognized by a U.S. holder. If any contingent amounts are in fact paid, a U.S. holder will be required to recognize such amounts as income.
This disclosure assumes that the Company’s determination that the contingencies are remote is correct. The Treasury regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the regulations is not certain. U.S. holders are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.
Backup Withholding and Reporting Obligations
A U.S. holder may be subject to backup withholding with respect to payments received from certain U.S. paying agents of principal and interest made on a Note, or the proceeds of a sale or exchange of a Note before maturity, unless such U.S. holder (a) is a corporation or comes within certain other exempt categories and, when required, certifies to this fact or (b) provides a correct U.S. taxpayer identification number (“TIN”), certifies, under penalties of perjury, that such U.S. holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide the Company with a correct TIN or an adequate basis for exemption may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax and will be credited against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Certain U.S. holders that are individuals are required to report information relating to an interest in a Note, subject to certain exceptions (including an exception for a Note held in accounts maintained by certain financial institutions, such as a U.S. brokerage account). U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition of the Notes.

Additional Tax on Passive Income
U.S. holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on, among other items, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition a Note.
UNDERWRITING
J.P. Morgan Securities LLC, TD Securities (USA) LLC, and Wells Fargo Securities, LLC are acting as representatives of the Underwriters named below.
Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each Underwriter named below has agreed to purchase, severally and not jointly, and the Company has agreed to sell to that Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name.
Underwriters	Principal Amount of Notes
J.P. Morgan Securities LLC	U.S.$157,500,000
TD Securities (USA) LLC	157,500,000
Wells Fargo Securities, LLC	157,500,000
BMO Capital Markets Corp.	67,500,000
CIBC World Markets Corp.	67,500,000
RBC Capital Markets, LLC	67,500,000
Scotia Capital (USA) Inc.	67,500,000
National Bank of Canada Financial Inc.	49,500,000
Desjardins Securities Inc.	45,000,000
HSBC Securities (USA) Inc.	40,500,000
SMBC Nikko Securities America, Inc.	22,500,000
Total	U.S.$900,000,000
The underwriting agreement provides that the obligations of the Underwriters to purchase the Notes included in this Offering may be terminated in their discretion on the basis of their assessment of the state of the financial markets and also upon the occurrence of certain stated events. The Underwriters are, however, obligated to purchase all of the Notes if they purchase any of the Notes under the underwriting agreement. The Underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.40%. The Underwriters may allow, and the dealers may allow, a concession not to exceed 0.25% on sales to other dealers with respect to the Notes. The offering price and the other terms of the Notes have been determined by negotiation between the Company and the Underwriters.
The following table shows the Underwriters’ fee that the Company will pay to the Underwriters in connection with this Offering (expressed as a percentage of the principal amount of the Notes):
Paid by the Company
Per Note	0.65%
After the Underwriters have made a reasonable effort to sell all of the Notes at the initial offering price, the concessions allowed and the offering price of the Notes may be changed (but not in excess of the initial offering price) and the compensation realized by the Underwriters will change accordingly.
In connection with the Offering, the representatives, on behalf of the Underwriters, may, subject to applicable laws, bid for, purchase or sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in the Offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market prices of the Notes while the Offering is in progress.
The Underwriters also may impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Notes originally sold by that syndicate member.
Any of these activities may have the effect of preventing or retarding a decline in the market prices of the Notes. They may also cause the prices of the Notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the prices of the Notes. In addition, if the Underwriters commence any of these transactions, they may discontinue them at any time without notice.
Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of FINRA.
The Company estimates that its total expenses for the Offering will be approximately $3.309 million (not including the Underwriters’ fee).
Each of the Underwriters is an affiliate of a financial institution which is a lender to the Company under the 2021 Credit Facility. Each of the Underwriters, other than J.P. Morgan Securities LLC is an affiliate of a financial institution which is a lender to TELUS International under the TELUS International Credit Facility. Consequently, the Company may be considered to be a connected issuer of each such Underwriter for purposes of securities legislation of the provinces of Canada.
The 2021 Credit Facility consists of a $2.75 billion unsecured revolving credit facility maturing April 6, 2026. As of December 31, 2021, no amounts were drawn on the 2021 Credit Facility and approximately $1.9 billion was utilized to backstop outstanding commercial paper. As at the date hereof, no amounts have been drawn on the 2021 Credit Facility.
The TELUS International Credit Facility consists of an approximately U.S.$1.7 billion bank credit facility expiring on January 28, 2025, other than amounts owing under a U.S.$250 million term loan component of such facility which will become due on December 22, 2022. As of December 31, 2021, U.S.$941 million was drawn on the TELUS International Credit Facility. As at the date hereof, approximately U.S.$1.0 billion has been drawn on the TELUS International Credit Facility.
TELUS is and has been in compliance with the terms of the 2021 Credit Facility and the TELUS International Credit Facility. None of the lenders under the 2021 Credit Facility or the TELUS International Credit Facility, or the Underwriters were involved in the Company’s decision to distribute the Notes offered hereby. The Underwriters negotiated the terms and conditions of this Offering and will not benefit in any manner from this Offering other than the payment of their fees as described above. The net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of outstanding commercial paper, and for other general corporate purposes. The proceeds of this Offering will not be applied for the benefit of the Underwriters or their affiliates, other than as described herein.
As described above, the net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of outstanding commercial paper, and for other general corporate purposes. Certain affiliates of the Underwriters may be holders of the Company’s commercial paper. As a result, one or more affiliates of the Underwriters may receive more than 5% of the net proceeds from this Offering in the form of the repayment of indebtedness. Accordingly, this Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). The appointment of a qualified independent underwriter is not necessary in connection with this Offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. If any of the Underwriters or their affiliates have a lending relationship with the Company, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.
Settlement Cycle
It is expected that delivery of the Notes will be made against payment therefor on or about February 28, 2022, which will be three business days following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of this prospectus supplement will be required, by virtue of the fact that the Notes will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of this prospectus supplement should consult their own advisors.
Selling Restrictions
Canada
The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia solely for the purposes of qualifying the distribution of the Notes to purchasers outside Canada) and the Notes are not being offered or sold to persons located in or resident in any province or territory of Canada except in transactions exempt from the prospectus requirements of such securities laws. The Underwriters, or their Canadian affiliates, may offer the Notes to purchasers located or resident in each of the provinces of Canada on a private placement basis pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. Sales in Canada shall only be made to purchasers located or resident in a province of Canada who the Underwriters reasonably believe qualify as both (i) an “accredited investor” as defined in Section 73.3 of the Securities Act (Ontario) or National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”), as applicable, who is purchasing as principal or deemed to be purchasing as principal in accordance with applicable Canadian securities laws and (ii) a “permitted client” within the meaning of National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations. The sale of the Notes offered under this prospectus supplement to purchasers outside of Canada is being qualified under the securities laws of the Province of British Columbia. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of British Columbia as noted above).
European Economic Area
Prohibition of sales to EEA Retail Investors
Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available, Notes to any retail investor in the European Economic Area (“EEA”). For purposes of this provision:

(a)   the expression “retail investor” means a person who is one (or more) of the following:
(i)
a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)
a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)
not a qualified investor as defined in the Prospectus Regulation; and

(b)   the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.
Consequently no key information document required by the PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in any Relevant Member State of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any Underwriter to publish a prospectus in relation to such offer. Neither we nor the Underwriters have authorized, nor do we authorize, the making of any offer of Notes in circumstances in which an obligation arises for us or an Underwriter to publish a prospectus for such offer. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.
Professional Investors and ECPs Only Target Market. Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, and without prejudice to our obligations in accordance with MiFID II, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.
United Kingdom
Prohibition of sales to UK Retail Investors
Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available to any retail investor in the UK.
For purposes of this provision:
(a)   the expression “retail investor” means a person who is one (or more) of the following:
(i)
a retail client, as defined in point (8) of Article 2 of the EUWA;

(ii)
a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or

(iii)
not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”); and

(b)   the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Consequently no key information document required by the UK PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of Notes in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from a requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any Underwriter to publish a prospectus in relation to such offer. Neither we nor the Underwriters have authorized, nor do we authorize, the making of any offer of Notes in circumstances in which an obligation arises for us or an Underwriter to publish a prospectus for such offer. This prospectus supplement is not a prospectus for the purpose of the UK Prospectus Regulation.
UK Professional Investors and UK ECPs Only Target Market. Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.
Other UK regulatory restrictions
Each Underwriter has represented and agreed that:
(1)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us or the subsidiary guarantors; and
(2)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
Republic of France
This prospectus supplement is not required to be and has not been submitted to the clearance procedure of the Autorité des marchés financiers in France.
Each Underwriter has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, the Notes to the public in France (other than to qualified investors as defined below), and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France (other than qualified investors as defined below), the prospectus supplement or any other offering material relating to the Notes, and that such offers, sales and distributions have been and will be made in France pursuant to Article L. 411-2 1° of the French Code monétaire et financier only to qualified investors (investisseurs qualifiés), other than individuals, as defined in Article 2 of the Prospectus Regulation and Article L.411-2 of the French Code monétaire et financier.
Italy
The offering of any Notes has not been registered pursuant to Italian securities legislation and, accordingly, each Underwriter has represented and agreed that no Notes have been offered, sold or delivered, and will not be offered, sold or delivered, nor may copies of this prospectus supplement or any other document relating to the Notes be distributed in the Republic of Italy (“Italy”) except:
(1)   to “qualified investors” (investitori qualificati) pursuant to Article 2 of the Prospectus Regulation and any applicable provision of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and/or Italian CONSOB regulation; or

(2)   in any other circumstances which are exempted from the rules on public offerings pursuant to Article 1 of the Prospectus Regulation, Article 34-ter of CONSOB Regulation No. 11971 of May 14, 1999, as amended from time to time, and the applicable Italian laws.
Any offer, sale or delivery of any Notes or distribution of copies of this prospectus supplement and any supplement thereto or any other document relating to the Notes in Italy under (1) or (2) above must:
(a)   be made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Act”); and
(b)   comply with any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy (including the reporting requirements, where applicable, pursuant to Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time) and/or other Italian authority.
Please note that in accordance with Article 100-bis of the Financial Services Act, to the extent it is applicable, where no exemption from the rules on public offerings applies, the subsequent distribution of the Notes on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such Notes being declared null and void and in the liability of the intermediary transferring the financial instruments for any damages suffered by the investors.
The Netherlands
Each Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold, and will not, directly or indirectly, offer or sell the Notes in The Netherlands, other than to qualified investors, as defined in the Prospectus Regulation.
Belgium
Belgium (Prohibition of Sales to Belgian Consumers): Each Underwriter has further represented and agreed that the Notes may not be advertised to any individual in Belgium qualifying as a consumer within the meaning of Article I.1 of the Belgian Code of Economic Law, as amended from time to time (a “Belgian Consumer”), and that it has not offered, sold or resold, transferred or delivered, and will not offer, sell, resell, transfer or deliver, the Notes, and that it has not distributed, and will not distribute, any prospectus memorandum, information circular, brochure or any similar documents in relation to the Notes, directly or indirectly, to any Belgian Consumer.
Switzerland
Each Underwriter has represented and agreed that it has not made and will not make an offer of Notes that are the subject of the offering contemplated by this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the offering, to the public in Switzerland except that it may make an offer of such Notes to the public in Switzerland if the offering is made to professional clients within the meaning of the Swiss Financial Services Act only or the minimum denomination of the offered Notes is CHF 100,000 (or an equivalent amount in another currency) or higher and the Notes will not be admitted to trading on the SIX Swiss Exchange on any other trading venue (stock exchange or multilateral trading facility) in Switzerland.
Hong Kong
The Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong S-44 5 6 (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder
Singapore
Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes or the offering has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes or the offering may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore, other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (b) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws, regulations and ministerial guidelines of Japan.
Taiwan
The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any circumstances which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Notes in Taiwan.

United Arab Emirates
The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this prospectus supplement, the accompanying prospectus and any other offering or marketing material relating to the Notes or the offering do not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement, the accompanying prospectus and any other offering or marketing material relating to the Notes or the offering have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.
LEGAL MATTERS
Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York, the Company’s U.S. counsel, and Norton Rose Fulbright Canada LLP, of Toronto, Ontario, the Company’s Canadian counsel, and on behalf of the Underwriters by Shearman & Sterling LLP of New York, New York, the Underwriters’ U.S. counsel, and Osler, Hoskin & Harcourt LLP of Toronto, Ontario, the Underwriters’ Canadian counsel. The partners and associates of each of Osler, Hoskin & Harcourt LLP and Norton Rose Fulbright Canada LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.
INTERESTS OF EXPERTS
The auditor for the Company is Deloitte LLP, Independent Registered Public Accounting Firm, located at 939 Granville St., Vancouver, British Columbia V6Z 1L3. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

SHORT FORM BASE SHELF PROSPECTUS
New Issue	May 25, 2021
TELUS Corporation
$3,500,000,000
Debt Securities
Preferred Shares
Common Shares
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities
Share Purchase Contracts
Share Purchase or Equity Units
Subscription Receipts
TELUS Corporation (“TELUS” or the “Company”) may offer and issue from time to time any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), preferred shares or common shares (collectively, the “Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), Share Purchase Contracts (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein), Share Purchase or Equity Units (as defined under “Description of Share Purchase Contracts and Share Purchase or Equity Units” herein), and subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units (“Subscription Receipts”, and together with the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, the “Securities”) of up to $3,500,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of common shares of TELUS (“Common Shares”), the number of Common Shares offered and the offering price; (iii) in the case of Equity Securities other than Common Shares, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Share Purchase Contracts, the designation, number and terms of the Equity Securities to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (vi) in the case of Share Purchase or Equity Units, the terms of the component Share Purchase Contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the Share Purchase Contract by the Debt Securities or third party obligations and any other specific terms; and (vii) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as the case may be, and any other specific terms thereof. Where required by statute, regulation or policy, and where Securities are offered in currencies other
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(continued from cover)
than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribution”.
All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
TELUS has filed an undertaking with the British Columbia Securities Commission that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.
For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Toronto time) on the business day before the issue of such Securities.
TELUS maintains its registered office at 510 W. Georgia St., 7th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.
Prospective investors should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that TELUS is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that all or a substantial portion of the assets of TELUS and said persons may be located outside the United States.
THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The Common Shares are listed on the TSX under the symbol “T” and the NYSE under the symbol “TU”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange.
The offering of Securities hereunder is subject to approval of certain legal matters on behalf of TELUS by Norton Rose Fulbright Canada LLP, of Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York.

Unless the context otherwise indicates, references in this Prospectus to “TELUS” or the “Company”
are references to TELUS Corporation, its consolidated subsidiaries and predecessor companies.

DOCUMENTS INCORPORATED BY REFERENCE
The following documents of the Company, each of which has been filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual information form of the Company dated February 11, 2021, for the year ended December 31, 2020;

(b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(c)
Management’s Discussion and Analysis of financial results for the year ended December 31, 2020;

(d)
the unaudited condensed interim consolidated financial statements of the Company as at and for the three-month period ended March 31, 2021 together with the notes thereto;

(e)
Management’s Discussion and Analysis of financial results for the three-month period ended March 31, 2021; and

(f)
the information circular dated March 10, 2021, prepared in connection with the Company’s annual general meeting held on May 7, 2021.

Any documents of a type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent indicated in any Report on Form 6-K filed with the SEC or in any Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), any information included therein shall be deemed to be incorporated by reference in this Prospectus.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
Except in cases where an exemption from such delivery requirements is available, a Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities, together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.
Upon the filing of a subsequent annual information form and the related annual financial statements by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying Management’s Discussion and Analysis, and material change reports filed prior to the commencement of the Company’s financial year in which such subsequent annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company’s financial year in respect of which such subsequent annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying Management’s Discussion and Analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying Management’s Discussion and Analysis filed prior to such subsequent interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.
In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, TELUS is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by TELUS in accordance with such requirements, are available to the public on the SEC’s website at www.sec.gov. The Common Shares are listed on the NYSE.
Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.
Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.
REFERENCE TO CURRENCY
Unless the context otherwise requires, all references herein to dollar amounts are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.
FORWARD-LOOKING STATEMENTS
This Prospectus, together with the documents incorporated by reference herein and therein, contain forward-looking statements about expected events and the financial and operating performance of TELUS.
Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to the Company’s objectives and its strategies to achieve those objectives, its targets, outlook, updates, its plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and its multi-year dividend growth program. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “strategy”, “target” and other similar expressions, or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “predict”, “seek”, “should”, “strive” and “will”. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.
By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, the Company’s actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2021 outlook is based are presented in Section 9 “Update to general trends, outlook and assumptions, and regulatory developments and proceedings” in the Company’s Management’s Discussion and Analysis of financial results for the three-month period ended March 31, 2021.
Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings incorporated by reference herein include, but are not limited to, the following:
•
The COVID-19 pandemic including: its impacts on the Company’s customers, its suppliers and vendors, its team members and its communities, as well as changes resulting from the pandemic to the Company’s business and operations including to the demand for and supply of the products and services that the Company offers and the channels through which it offers them.

•
Regulatory decisions and developments including: changes to the Company’s regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 “Communications industry regulatory developments and proceedings” in the Company’s Management’s Discussion and Analysis of financial results for the three-month period ended March 31, 2021, such as the potential for government to allow consolidation of competitors in the Company’s industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in postpaid mobile bring-your-own-device wireless plans using between two to six GB of data; federal and provincial consumer protection legislation and regulation including the introduction by the federal government of Bill C-11, the Digital Charter Implementation Act, 2020, which aims to give consumers new privacy rights and imposes new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the Canadian Radio-television and Telecommunications Commission’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including the Company’s compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on the Company and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chip sets and other equipment; restrictions on non-Canadian ownership and control of the Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and the Company’s ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which the Company operates, including as an operator of health clinics. The jurisdictions in which the Company operates, as well as the contracts that the Company enters into (particularly those of TELUS International (Cda) Inc.’s (“TELUS International” or “TI”) business), require the Company to comply with or facilitate its clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See “TELUS International’s financial performance which impacts the Company’s financial performance” below.

•
Competitive environment including: the Company’s ability to continue to retain customers through an enhanced customer service experience that is differentiated from its competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (“IoT”) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (“OTT”) services, which, among other things, places pressures on current and future average billing per subscriber per month (“ABPU”), average revenue per subscriber per month (“ARPU”), cost of acquisition, cost of retention and churn rate for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; the Company’s ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in the Company’s TELUS Health business, the Company’s ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in the Company’s TELUS Agriculture business, while the Company maintains a broad solution set as compared to other agriculture technology providers, the Company’s ability to compete with focused software and IoT competitors.
•
Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause the Company to reprice its existing data services, and self-installed technology solutions.

•
Challenges to the Company’s ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; the Company’s reliance on information technology and its ability to streamline its legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (“FTTP”), wireless small-cell deployment, 5G wireless and availability of resources and the Company’s ability to build out adequate broadband capacity); the Company’s reliance on wireless network access agreements, which have facilitated the Company’s deployment of wireless technologies; the Company’s choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that it offers; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; the Company’s expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and its ability to utilize spectrum it acquires; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and deployment of the Company’s self-learning tools and automation that may change the way the Company interacts with customers.

•
Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: the Company’s broadband initiatives, including connecting more homes and businesses directly to fibre; the Company’s ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada, including the 3500 MHz spectrum auction scheduled to take place in June 2021 and the millimetre wave spectrum auction, which the Minister of Innovation, Science and Industry stated is expected to commence in 2021, but the Company believes may not take place until 2023 or later, and the announcement of a formal consultation on the auctioning of the 3800 MHz spectrum, expected to take place in 2023. The Company’s capital expenditure levels could be impacted if it does not achieve its targeted operational and financial results or by changes to the Company’s regulatory environment.
•
Operational performance and business combination risks including: the Company’s reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; the Company’s ability to manage the requirements of large enterprise deals; its ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as the Company’s ability to successfully complete and integrate acquisitions into the Company’s operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); the Company’s ability to identify and manage new risks inherent in new service offerings that the Company may provide, including as a result of acquisitions, which could result in damage to the Company’s brand, the Company’s business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and the Company’s ability to effectively manage its infrastructure and team member expansion.

•
Data protection including: risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to the Company’s reputation and brand.

•
Security threats including: intentional damage or unauthorized access or attempted access to the Company’s physical assets or the Company’s IT systems and networks, which could prevent the Company from providing reliable service or result in unauthorized access to the Company’s information or that of the Company’s customers.

•
Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: the Company’s operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•
Foreign operations and the Company’s ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally.

•
Business continuity events including: the Company’s ability to maintain customer service and operate its network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•
TELUS International’s financial performance which impacts the Company’s financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of COVID-19 on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. The price of the subordinate voting shares of TI (“TI Subordinate Voting Shares”) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.
•
Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of the Company’s business), the level of the Company’s employee engagement, its ability to maintain its unique culture as it grows, the risk that certain independent contractors of TI’s Lionbridge AI business could be classified as employees, and the health of its team.

•
Financing and debt requirements including: the Company’s ability to carry out financing activities, refinance its maturing debt, lower its net debt to EBITDA ratio to its objective range given the cash demands of spectrum auctions and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. The Company’s business plans and growth could be negatively affected if existing financing is not sufficient to cover the Company’s funding requirements.

•
Lower than planned free cash flow could constrain the Company’s ability to invest in operations, reduce leverage or return capital to shareholders, and could affect the Company’s ability to sustain its dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, the Company’s earnings and free cash flow, the Company’s levels of capital expenditures and spectrum licence purchases, acquisitions, the management of the Company’s capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by the Company’s Board of Directors based on the Company’s financial position and outlook. Common Shares may be purchased under a normal course issuer bid (“NCIB”) if and when the Company implements one and if the Company considers it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that the Company’s dividend growth program or that any NCIB will be implemented, maintained, unchanged and/or completed.

•
Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from the Company’s interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by the Company.
•
Litigation and legal matters including: the Company’s ability to successfully respond to investigations and regulatory proceedings; the Company’s ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•
Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting the Company’s business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on the Company’s properties, changing government and public expectations regarding environmental matters and the Company’s responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and the Company’s response to it, which may add to or accentuate these factors.

•
Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which the Company operates; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S.; and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in the Company’s Management’s Discussion and Analysis of financial results for the year ended December 31, 2020 and Management’s Discussion and Analysis of financial results for the three-month period ended March 31, 2021. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.
Many of these factors are beyond the Company’s control or its current expectations or knowledge. Additional risks and uncertainties that are not currently known to the Company or that it currently deems to be immaterial may also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this Prospectus and the documents incorporated by reference herein and therein, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.
Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe the Company’s expectations and are based on its assumptions as at the date hereof and are subject to change after this date. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements.
This cautionary statement qualifies all of the forward-looking statements in this Prospectus and the documents incorporated by reference herein and therein.

TELUS CORPORATION
TELUS was incorporated under the Company Act (British Columbia) (the “BC Company Act”) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and the former Alberta based TELUS Corporation (“TC”), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding non-voting shares (the “Non-Voting Shares”) into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis. On May 9, 2013, TELUS amended its Articles and Notice of Articles to eliminate the Non-Voting Shares from the authorized share structure of the Company, increase the maximum number of authorized Common Shares from 1,000,000,000 to 2,000,000,000, and incorporate certain “housekeeping” or administrative amendments. On February 13, 2020, TELUS announced that its Board of Directors approved a two-for-one subdivision of the outstanding Common Shares. On March 17, 2020, TELUS shareholders received one additional Common Share for each Common Share owned on the record date of March 13, 2020. TELUS maintains its registered office at 510 W. Georgia St., 7th Floor, Vancouver, British Columbia V6B 0M3 and its executive office at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3.
TELUS is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless and wireline voice and data. Data services include: Internet protocol, television, hosting, managed information technology and cloud-based services, and certain healthcare solutions.
USE OF PROCEEDS
Except as may otherwise be set forth in a Prospectus Supplement, the net proceeds to be received by the Company from the issue and sale from time to time of Securities will be added to the general funds of the Company to be used to repay existing indebtedness of TELUS, to fund capital expenditures and for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
EARNINGS COVERAGE RATIOS
The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2020 and March 31, 2021. The earnings coverage ratios refer to the ratios of (i) consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes, and (ii) borrowing costs.
For the 12-month periods ended December 31, 2020 and March 31, 2021, the Company’s consolidated net income attributable to holders of Common Shares before borrowing costs and income taxes was $2,384 million and $2,357 million, respectively. Borrowing costs for the 12-month periods were $749 million and $749 million, respectively. The earnings coverage ratios for the 12-month periods ended December 31, 2020 and March 31, 2021 give pro forma effect to the issuance, repayment and redemption of all long-term debt of the Company since such dates (including the issuance on April 5, 2021 of $500 million aggregate principal amount of 4.10% Notes, Series CAE due April 5, 2051 (the “Series CAE Notes”) and the use of proceeds therefrom, including to fund the repayment upon maturity of the Series 3, 10.65% debentures of TELUS Communications Inc. (“TCI”)), as if it had occurred at the beginning of such 12-month period. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future periods.
12-month period ended	December 31, 2020	March 31, 2021
Earnings coverage ratios	3.2 times	3.1 times

The information presented herein for the 12-month period ended March 31, 2021 is based on unaudited financial information.
PRIOR SALES
Pursuant to the Company’s various employee share option plans, during the 12-month period before the date of this Prospectus, the Company issued 623,862 Common Shares from the vesting of Performance Share Units at a weighted average price of $24.16 per share.
On May 21, 2020, the Company issued $400 million aggregate principal amount of 3.95% Notes, Series CAB due February 16, 2050 and $600 million aggregate principal amount of 2.35% Notes, Series CAC due January 27, 2028. On October 6, 2020, the Company issued $500 million aggregate principal amount of 2.05% Notes, Series CAD due October 7, 2030. On March 31, 2021, the Company issued 51,300,000 Common Shares for aggregate gross proceeds of approximately $1.3 billion. On April 5, 2021, the Company issued the Series CAE Notes.
MARKET PRICE AND TRADING VOLUME
The Common Shares are listed for trading on the TSX under the symbol “T” and the NYSE under the symbol “TU”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.
	Price Range
	High	Low	Volume
	($)	($)
2021
May 1 – 21	26.935	25.36	43,218,682
April	26.06	25.37	46,977,174
March	26.82	25.03	111,225,622
February	27.26	25.45	76,913,480
January	26.96	25.44	57,673,506
2020
December	25.99	24.97	51,327,158
November	25.24	22.54	55,105,176
October	24.26	22.65	43,519,446
September	24.60	23.26	46,525,880
August	24.49	23.83	36,921,178
July	23.88	22.33	42,316,728
June	25.38	22.36	64,043,826
DESCRIPTION OF DEBT SECURITIES
The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement will be described in any Prospectus Supplement filed in respect of such Debt Securities.
Debt Securities may be issued under an indenture dated May 22, 2001 (the “Canadian Trust Indenture”) between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the “Canadian Trustee”), as supplemented by supplemental indentures applicable to specific Debt Securities (together with the Canadian Trust Indenture, the “Canadian Indenture”) or under an indenture dated September 19, 2016 (the “U.S. Trust Indenture”) between the Company, the Canadian Trustee and Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee” and together with the Canadian

Trustee, the “Trustees”) as supplemented by supplemental indentures applicable to specific Debt Securities (together with the U.S. Trust Indenture, the “U.S. Indenture”). The following summary of certain provisions of the Canadian Indenture and the U.S. Indenture (together, the “Trust Indentures”) does not purport to be complete and is qualified in its entirety by reference to the applicable Trust Indenture and any applicable supplemental indentures. All capitalized terms are as defined in the applicable Trust Indenture (unless otherwise defined herein).
General
The Trust Indentures provide that Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series will be set out in a supplement to the applicable Trust Indenture, and any supplement in respect of a series of Debt Securities may modify, limit or otherwise remove any terms, covenants, restrictions and/or conditions set forth in the Canadian Trust Indenture or U.S. Trust Indenture, as applicable. The Debt Securities will be direct, unconditional and, unless otherwise indicated in the relevant Prospectus Supplement, unsecured obligations of the Company. As of March 31, 2021, $12.7 billion principal amount of Debt Securities are outstanding under the Canadian Trust Indenture and US$2.4 billion principal amount of Debt Securities are outstanding under the U.S. Trust Indenture.
With respect to Debt Securities issued under the Canadian Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:
(i)
the designation, aggregate principal amount and denominations of such Debt Securities;

(ii)
the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

(iii)
the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

(iv)
the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or the Company may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

(v)
whether the Debt Securities of such series are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

(vi)
the date from which interest on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

(vii)
the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

(viii)
any special provisions for the payment of additional interest with respect to such Debt Securities;

(ix)
the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

(x)
any exchange on which Debt Securities of a series will be listed;

(xi)
terms for any conversion or exchange into other securities;

(xii)
subordination terms, if any, of the Debt Securities of such series;

(xiii)
any special tax implications of or any special tax provision, or indemnities relating to Debt Securities of such series; and

(xiv)
any other terms of the Debt Securities of such series, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities of such series which do not apply to a particular series of the Debt Securities.

With respect to Debt Securities issued under the U.S. Trust Indenture, the Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including, where applicable:
(i)
the specific designation and the aggregate principal amount of the Debt Securities of such series;

(ii)
the extent and manner, if any, to which payment on or in respect of the Debt Securities of such series will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations;

(iii)
the percentage or percentages of principal amount at which the Debt Securities of such series will be issued;

(iv)
the date or dates on which the principal of (and premium, if any, on) the Debt Securities of such series will be payable and the portion (if less than the principal amount) of the Debt Securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

(v)
the rate or rates (whether fixed or variable) at which the Debt Securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

(vi)
the dates on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities of such series in registered form;

(vii)
the place or places where the principal of (and premium, if any, and interest, if any, on) the Debt Securities will be payable, and each office or agency where the Debt Securities of such series may be presented for registration of transfer or exchange;

(viii)
if other than U.S. dollars, the currency in which the Debt Securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such Debt Securities of such series will be payable;

(ix)
whether the Debt Securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

(x)
any mandatory or optional redemption or sinking fund provisions;

(xi)
the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which the Debt Securities of such series may be redeemed or purchased by the Company;

(xii)
the terms and conditions, if any, upon which holders may redeem the Debt Securities of such series prior to maturity and the price or prices at which and the currency in which the Debt Securities of such series are payable;

(xiii)
any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) the Debt Securities of such series;

(xiv)
the terms, if any, on which the Debt Securities may be converted or exchanged for other of the Company’s Debt Securities or Debt Securities of other entities;

(xv)
any other terms of the Debt Securities of such series, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities of such series which do not apply to a particular series of the Debt Securities;
(xvi)
if other than The Depository Trust Company, the person designated as the depositary for the Debt Securities of such series;

(xvii)
any applicable material Canadian and U.S. federal income tax consequences;

(xviii)
whether and under what circumstances the Company will pay Additional Amounts (defined below under “Additional Amounts”) on the Debt Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether the Company will have the option to redeem the Debt Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

(xix)
whether the payment of the Debt Securities will be guaranteed by any other person; and

(xx)
if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

Unless otherwise indicated in the applicable Prospectus Supplement, the U.S. Trust Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to the Company in the event that the Company has a change in control.
Debt Securities issued under the U.S. Trust Indenture may be issued bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the Prospectus Supplement relating to the Debt Securities.
Payment
Payment of principal of (and premium, if any on) Debt Securities will be made in the designated currency against surrender of such Debt Securities at the place or places specified in the applicable Prospectus Supplement. Payment of any instalment of interest on Debt Securities will be made to the Person (as defined under “— Certain Definitions” below) in whose name such Debt Security is registered at the close of business on the record date for such interest and may be made by electronic funds transfer.
Additional Amounts
All payments made by the Company under or with respect to the Debt Securities of each series issued under the U.S. Trust Indenture will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”) unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. For each series of Debt Securities, if the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to such series of Debt Securities, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each applicable holder of Debt Securities or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the applicable holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:
•
any payment to a holder of Debt Securities or beneficial owner who is liable for such Taxes in respect of such Debt Security (1) by reason of such holder of Debt Securities or beneficial owner being a person with whom the Company is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) (the “Tax Act”) or (2) by reason of the existence of any present or former connection between such holder of Debt Securities or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder of Debt Securities or beneficial owner, if such holder of Debt Securities or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Debt Security as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or agency thereof or therein;
•
any payment to a holder of Debt Securities or beneficial owner who is a “specified shareholder” of the Company or who does not deal at arm’s length with a “specified shareholder” of the Company as defined in subsection 18(5) of the Tax Act;

•
any Debt Security presented for payment more than 30 days after the later of (1) the date on which such payment first becomes due or (2) if the full amount of the monies payable has not been paid to the holders of Debt Securities on or prior to such date, the date on which the full amount of such monies has been paid to the holders of Debt Securities, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on the last day of such period of 30 days;

•
any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar tax;

•
any Taxes imposed as a result of the failure of a holder of Debt Securities or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of the holder of Debt Securities or beneficial owner of such Debt Security, if such compliance is required by statute or by regulation, as a precondition to the reduction of, or exemption from, such Taxes;

•
any Taxes which are payable otherwise than by withholding or deduction from any payment made under or with respect to the Debt Securities; or

•
any combination of the above items,

nor will such Additional Amounts be paid with respect to any payment on any Debt Security to a holder of Debt Securities or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Debt Security to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.
Where Tax is payable pursuant to Section 803 of the Income Tax Regulations by a holder of Debt Securities or beneficial owner of the Debt Securities in respect of any amount payable under the Debt Securities to the holder of Debt Securities (other than by reason of a transfer of the Debt Securities to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Tax Act), but no Additional Amount is paid in respect of such Tax, the Company will pay to the holder of Debt Securities an amount equal to such Tax within 45 days after receiving from the holder of Debt Securities a notice containing reasonable particulars of the Tax so payable, provided such holder of Debt Securities or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Debt Securities.
Whenever in the U.S. Trust Indenture or in any Debt Security there is mention, in any context, of the payment of principal of, or premium, interest or any other amount on any Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
The obligation to pay Additional Amounts will survive any termination or discharge of the U.S. Trust Indenture or the redemption, repayment or purchase of the Debt Securities.
Tax Redemption
The Debt Securities of each series issued under the U.S. Trust Indenture may be redeemed, in whole, but not in part, at the option of the Company at any time, on not fewer than 30 nor more than 60 days’ prior written notice, at 100% of the outstanding principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event the Company delivers to the Trustees an opinion of independent Canadian tax counsel experienced in such matters to the effect that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the applicable series of outstanding Debt Securities any Additional Amounts (as defined herein) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of the original issuance of the applicable series of Debt Securities; provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company (not including substitution of the obligor under the applicable series of Debt Securities).
Negative Pledge
The Trust Indentures contain provisions to the effect that the Company will not, nor will it permit any Restricted Subsidiary (as defined under “— Certain Definitions” below) to, create or assume any Lien (as defined under “— Certain Definitions” below) (other than Permitted Liens (as defined herein)) upon any present or future Principal Property (as defined under “— Certain Definitions” below), or any Property (as defined under “— Certain Definitions” below), which, together with any other Property subject to Liens in the same transaction or a series of related transactions, would in the aggregate constitute a Principal Property, of the Company or any Restricted Subsidiary, to secure Indebtedness (as defined under “— Certain Definitions” below) of the Company or a Restricted Subsidiary (the “Negative Pledge”) unless the Debt Securities, other than Debt Securities which by their terms do not have the benefit of the Negative Pledge (together with, if the Company shall so determine, any other Indebtedness of the Company or any Restricted Subsidiary ranking at least equally with the Debt Securities then existing or thereafter created), shall be concurrently secured equally and ratably with (or prior to) such other Indebtedness so long as such Lien is outstanding.
The restrictions set forth above shall not apply to “Permitted Liens”, which are defined in the Trust Indentures to include:
(i)
with respect to any series of Debt Securities, Liens existing on the Closing Date (as defined under “— Certain Definitions” below) for such series;

(ii)
Liens on any Property of any Person existing at the time such Person becomes a Restricted Subsidiary, or at the time such Person amalgamates or merges with the Company or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation or merger;

(iii)
Liens on any Property, including any improvements from time to time on such property, existing at the time such Property is acquired by the Company or a Restricted Subsidiary, including any acquisition by means of amalgamation, consolidation or merger, or Liens to secure the payment of all or any part of the purchase price of such Property upon the acquisition of such Property by the Company or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the later of the date of acquisition of such Property and the date such Property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Company or a Restricted Subsidiary of improvements to such acquired Property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the Property subject to such Liens;

(iv)
Liens securing any Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary;

(v)
Liens on Property of the Company or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any province, state or any department, agency or instrumentality or political subdivision of Canada or the United States of

America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;
(vi)
Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Permitted Lien pursuant to the Trust Indentures; provided, however, that such new Lien is limited to the Property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided, further, that the principal amount of Indebtedness secured by the prior Lien immediately prior to such extension, renewal or replacement is not increased;

(vii)
any other Liens not otherwise qualifying as a Permitted Lien provided that, at the applicable time, the aggregate principal amount of the Indebtedness secured by all such other Liens, when added to the Attributable Debt (as defined under “— Certain Definitions” below) determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions (as defined under “— Limitation on Sale and Lease-Back Transactions” below) to which the Company or a Restricted Subsidiary is a party, does not exceed 15% of the then applicable Consolidated Net Tangible Assets (as defined under “— Certain Definitions” below);

(viii)
any interest or title of a lessor in the property subject to any capitalized lease or operating lease; and

(ix)
any other Liens identified in the Prospectus Supplement relating to the series of Debt Securities issued.

Limitation on Sale and Lease-Back Transactions
The Trust Indentures contain provisions to the effect that neither the Company nor any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction (as defined under “— Certain Definitions” below), except for:
(i)
any Sale and Lease-Back Transaction constituting a Permitted Lien under the Trust Indentures (other than clause (vii) or (viii)) under “Negative Pledge” above;

(ii)
any Sale and Lease-Back Transaction that is not otherwise permitted under clause (i) above or (iii) below, and in respect of which the Company or such Restricted Subsidiary would be entitled, in the manner described under “Negative Pledge” above, to incur Indebtedness secured by a Lien on the applicable Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and ratably securing the Debt Securities (any Sale and Lease-Back Transaction entered into in compliance with this clause (ii) being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)
any Sale and Lease-Back Transaction if the Company or such Restricted Subsidiary shall apply or cause to be applied, in the case of such sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of such sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (a) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Company (which may but need not include any Debt Securities) ranking on a parity with, or prior to, such Debt Securities and owing to a Person other than the Company or any Affiliate (as defined under “— Certain Definitions” below) of the Company, or (b) the purchase, construction or improvement of real property or personal property used by the Company or its Restricted Subsidiaries in the ordinary course of business.

Modification of the Trust Indentures
With certain exceptions, the Trust Indentures, the rights and obligations of the Company and the rights of the holders of a particular series of Debt Securities may be modified by the Company with the consent of the holders of not less than a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting.
Under the Canadian Trust Indenture, no such modification may be made which would: (i) reduce in any manner the amount of, or change the currency of payment of, or delay the time of any payments (whether of principal, premium, interest or otherwise); (ii) change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder is entitled; or (iii) reduce the above-stated percentage of Debt Securities of such series, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.
Under the U.S. Trust Indenture, no such modification may be made which would: (i) change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Debt Security; (ii) reduce the principal amount of (or premium, if any, or interest, if any, on) any Debt Security; (iii) reduce the amount of principal of a Debt Security payable upon acceleration of the maturity thereof; (iv) change the place of payment; (v) change the currency of payment of principal of (or premium, if any, or interest, if any, on) any Debt Security; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the U.S. Trust Indenture or for waiver of compliance with certain provisions of the U.S. Trust Indenture or for waiver of certain defaults; or modify any provisions of the U.S. Trust Indenture relating to the modification and amendment of the U.S. Trust Indenture or the waiver of past defaults or covenants except as otherwise specified in the U.S. Trust Indenture, in each case without the consent of the holder of each Debt Security of such series so affected or the consent of 100% of the principal amount of such the Debt Securities of such series voted at a duly constituted meeting.
Events of Default
The Trust Indentures provide that an event of default with respect to any series of Debt Securities means any one of the following events (whatever the reason for such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any government authority):
(i)
a default in the payment by the Company of the principal of (or premium, if any, on) any Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, or in any obligation to repurchase Debt Securities of such series when required pursuant to the Indentures;

(ii)
a default in the payment by the Company of interest on any Debt Securities of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(iii)
a default by the Company in the performance of or breach of any other covenant or agreement of the Company with respect to such series of Debt Securities and such default or breach continues for a period of 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

(iv)
if any representation or warranty made by the Company in relation to a series of Debt Securities was incorrect in any material respect when made and, if it is capable of being corrected with reference to the presently existing facts and circumstances, such representation or warranty is not corrected within 60 days after written notice to the Company by the applicable Trustee or the holders of at least 25% of the unpaid aggregate principal amount of the outstanding Debt Securities of such series;

(v)
any failure by the Company or any Subsidiary to pay when due or within any applicable grace period, any payment of Indebtedness of the Company or any Subsidiary in an aggregate principal amount in excess of US$75 million (or its equivalent in any other currency or currencies), or any default occurs in respect of any Indebtedness of the Company or any Subsidiary in respect of any series of Debt Securities having an aggregate principal amount exceeding US$75 million (or its equivalent in any other currency or currencies) after the expiration of any applicable grace period, if such default has resulted in such Indebtedness in excess of such aggregate principal amount becoming due prior to its stated maturity;
(vi)
a distress, attachment, execution or other similar legal process for any amount exceeding US$75 million (or its equivalent in any other currency or currencies) is levied or enforced against any part of the Property of the Company or any Subsidiary and such distress, attachment, execution or similar legal process has not been paid out, satisfied or withdrawn within 60 days of the date of such levy or enforcement; or

(vii)
certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary.

Under each of the Trust Indentures, the Company is required to file with the applicable Trustee an annual officers’ certificate as to the absence of certain defaults under the applicable Trust Indenture.
The Canadian Trust Indenture provides that if an event of default (other than an event of default specified in clause (vii) above in relation to the Company) shall occur and be continuing with respect to a series of Debt Securities issued thereunder, the Canadian Trustee may in its discretion and shall upon request of the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series declare the principal of, together with accrued interest on, all Debt Securities of such series to be due and payable. In certain cases, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may on behalf of the holders of all such Debt Securities waive any past default or event of default and rescind and annul any such declaration and its consequences.
The Canadian Trust Indenture further provides that if an event of default specified in clause (vii) above in relation to the Company occurs, the principal of and any accrued interest on the Debt Securities then outstanding shall become immediately due and payable; provided however that at any time after an automatic acceleration with respect to the Debt Securities has been made, the holders of a majority in aggregate principal amount of such series of Debt Securities or a majority in principal amount of such series voted at a duly constituted meeting may, under certain circumstances, rescind and annul such acceleration and its consequences.
The Canadian Trust Indenture contains a provision entitling the Canadian Trustee, subject to its duty during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities of such series before proceeding to exercise any right or power under the Canadian Trust Indenture at the request of such holders. The Canadian Trust Indenture provides that no holder of Debt Securities of any series may pursue a remedy with respect to the Canadian Trust Indenture except in the case of failure of the applicable Canadian Trustee to act.
The U.S. Trust Indenture provides that if an event of default under the U.S. Trust Indenture occurs and is continuing with respect to any series of the Debt Securities issued thereunder, then and in every such case the Trustees or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of the Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series, by written notice to the Company and the Trustees under certain circumstances, may rescind and annul such acceleration.
With respect to Debt Securities issued under the U.S. Trust Indenture, reference is made to the applicable Prospectus Supplement or supplements relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.
Defeasance
Defeasance of Certain Obligations under the Canadian Trust Indenture
If the supplement to the Canadian Trust Indenture so provides, the Company may elect, with respect to any series of Debt Securities, either to be (a) discharged from its obligations in respect of such Debt Securities, or (b) released from its obligations under positive and negative covenants (other than its covenant to maintain its existence and pay the principal, premium, interest and other amounts on such Debt Securities) and the occurrence of certain events will be deemed not to be or result in a default or event of default. Following such election, the Company will be so discharged or released, provided:
(i)
the Company has, at least 91 days prior to such discharge becoming effective, irrevocably deposited with the Canadian Trustee, as specific security pledged for, and dedicated solely to, the due payment and ultimate satisfaction of all of its obligations under the Canadian Trust Indenture with respect to the Debt Securities of the series affected, and free and clear of any Lien, (a) funds in the currency or currencies in which such Debt Securities are payable, and/or (b) an amount of direct obligations of, or obligations the payment of principal of and interest, if any, on which are fully guaranteed by, the government that issued the currency or currencies in which Debt Securities of such series are payable, and that are not subject to prepayment, redemption or call, as will together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient (in the case of such obligations, through the payment of interest and principal thereunder) to pay (x) the principal of (and premium, if any) and interest and other amounts on the outstanding Debt Securities of the particular series on their stated due dates or maturity, as the case may be, and (y) any mandatory prepayments on the day on which such prepayments are due and payable;

(ii)
the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that the holders of the Debt Securities affected will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance in respect of the Company’s obligations and will be subject to Canadian federal income tax on the same basis as if such defeasance had not occurred;

(iii)
such defeasance will not result in a breach or violation of, or constitute a default under, the Canadian Trust Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

(iv)
no event of default with respect to the Debt Securities of such series or event that, with notice or lapse of time, would become such an event of default shall have occurred and be continuing on the date of such deposit;

(v)
if the Debt Securities affected are listed on any stock exchange or securities exchange, the Company shall have delivered to the Canadian Trustee an opinion of counsel to the effect that such deposit and defeasance will not cause such Debt Securities to be delisted; and

(vi)
the Company shall have delivered to the Canadian Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

Defeasance of Certain Obligations under the U.S. Trust Indenture
The U.S. Trust Indenture provides that, at the Company’s option, the Company will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustees, in trust, of money and/or Government Obligations (as defined under “— Certain Definitions” below) which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer’s certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each instalment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities of such series (hereinafter in this section referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of the Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the U.S. Trust Indenture). Such trust may only be established if among other things:
•
the Company has delivered to the Trustees an opinion of counsel in the United States stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the U.S. Trust Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•
the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders of the outstanding Debt Securities of such series should not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

•
no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit;

•
the Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

•
the Company shall have delivered to the Trustees an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance have been satisfied.

The Company may exercise its defeasance option notwithstanding the Company’s prior exercise of its covenant defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time it exercises the defeasance option.
The U.S. Trust Indenture provides that, at the Company’s option, unless and until the Company has exercised its defeasance option described in the preceding paragraph, the Company may omit to comply with the “Negative Pledge” covenant, certain aspects of the “Amalgamation, Consolidation, Conveyance, Transfer or Lease” covenant and certain other covenants and such omission shall not be deemed to be an event of default under the U.S. Trust Indenture and the outstanding Debt Securities upon irrevocable deposit with the Trustees, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered professional accountants (as evidenced by an officer’s certificate delivered to the Trustees) to pay the principal of (and premium, if any, and each installment of interest, if any, and, to the extent applicable, any Additional Amounts on) the outstanding Debt Securities (hereinafter in this section referred to as “covenant defeasance”). If the Company exercises its covenant defeasance option, the obligations under the U.S. Trust Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:
•
the Company has delivered to the Trustees an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•
the Company has delivered to the Trustees an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities include holders who are not resident in Canada);
•
no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•
the Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Other Defeasance Arrangements
If so described in the Prospectus Supplement related to Debt Securities of a specific series, the Company may enter into certain other arrangements providing for the due payment and ultimate satisfaction of its obligations with respect to such series of Debt Securities by the deposit with the applicable Trustee of funds or obligations of the type referred to under “— Defeasance of Certain Obligations” under the Canadian Trust Indenture” and “— Defeasance of Certain Obligations under the U.S. Trust Indenture” above, as applicable. The Prospectus Supplement will more fully describe the provisions, if any, relating thereto.
Amalgamation, Consolidation, Conveyance, Transfer or Lease
The Trust Indentures provide that the Company will not consolidate, merge or amalgamate with any other Person or effect any conveyance, sale, transfer or lease of its Property substantially as an entirety, unless, in such case:
(i)
the Person formed by such consolidation or amalgamation or with which the Company is merged (or the Person that leases or that acquires by conveyance, sale or transfer the Property of the Company substantially as an entirety) (such Person being referred to as the “Successor Corporation”) is a corporation organized and validly existing under the laws of Canada or any province thereof;

(ii)
the Successor Corporation shall expressly, by supplemental indenture, assume and become bound by the obligations of the Company under the terms of the Canadian Indenture or U.S. Indenture, as applicable;

(iii)
after giving effect to such transaction no default or event of default is or will be occurring under the applicable Trust Indenture or in respect of the Debt Securities of any series issued pursuant to the applicable Trust Indenture; and

(iv)
the Company delivers to the Trustees an officer’s certificate and opinion of counsel confirming that the foregoing conditions have been met.

Governing Law
The Canadian Trust Indenture is governed by, and construed in accordance with, the laws of the Province of Ontario and the U.S. Trust Indenture is governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
(i)
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

(ii)
“Attributable Debt” shall mean, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Company.

Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis that any sublessee has for all or part of the same property.
(iii)
“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with Canadian generally accepted accounting principles consistently applied.

(iv)
“Capital Lease Obligations” means indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with Canadian generally accepted accounting principles consistently applied.

(v)
“Closing Date” means the date on which the Debt Securities are issued.

(vi)
“Consolidated Net Tangible Assets” means the consolidated total assets of TELUS and its Subsidiaries as reflected in TELUS’ most recent consolidated balance sheet preceding the date of determination prepared in accordance with Canadian generally accepted accounting principles consistently applied, less (a) current liabilities, excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

(vii)
“Currency” means any currency or currencies or composite currency issued by the government of one or more countries or by any recognized confederation or association of such governments.

(viii)
“Government Obligations” means, unless otherwise specified with respect to any series of Securities pursuant to the U.S. Trust Indenture, securities which are (i) direct obligations of the government which issued the Currency in which the Securities of a particular series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

(ix)
“Indebtedness” means, with respect to any Person, (without duplication) (a) any liability of such Person (1) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (3) for the payment of Capital Lease Obligations; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above; and (d) in the case of any Restricted Subsidiary, the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Company or any Restricted Subsidiary).

(x)
“Lien” means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days).

(xi)
“Person” means any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

(xii)
“Principal Property” means at any time any Property which has a fair market value or a book value in excess of US$5 million (or its equivalent in any other currency or currencies).

(xiii)
“Property” means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

(xiv)
“Restricted Subsidiary” means (a) TCI, (b) TELUS International, and (c) at any time any other Subsidiary of TELUS, if at the end of the most recent fiscal quarter for which the Company has issued its financial statements, the total assets of such Subsidiary exceeds 10% of the consolidated assets of TELUS and its Subsidiaries, determined in accordance with Canadian generally accepted accounting principles consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Quebec Inc.

(xv)
“Sale and Lease-Back Transaction” means any transaction or series of related transactions pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Company or such Restricted Subsidiary to any Person and leases back such Principal Property (or other Properties) by way of a Capital Lease Obligation but does not include (a) any Sale and Lease-Back Transaction between the Company and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

(xvi)
“Securities” means unsecured debentures, notes or other evidences of indebtedness issued under the U.S. Trust Indenture.

(xvii)
“Subsidiary” means any company or other business entity which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency).

DESCRIPTION OF SHARE CAPITAL
General
The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The Company is authorized under its Notice of Articles to issue up to 1,000,000,000 shares of each class of first preferred shares (the “First Preferred Shares”), second preferred shares (the “Second Preferred Shares”) and up to 4,000,000,000 Common Shares. Certain of the rights and attributes of each class are described below.
First Preferred Shares
Shares Issuable in Series
The First Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.
Priority
The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.
Voting Rights
Except as required by law, holders of the First Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the First Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose.
Second Preferred Shares
Shares Issuable in Series
The Second Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of the Company shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Company, determine the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Company or the right to be convertible or exchangeable for Common Shares, directly or indirectly.
Priority
The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to dividends and return of capital and shall, subject to the prior rights of the holders of the First Preferred Shares, be entitled to a preference over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs.
Voting Rights
Except as required by law, holders of the Second Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company, provided that the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of not less than two-thirds of the Second Preferred Shares then outstanding, or passed by an affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose.
Common Shares
Priority
The holders of Common Shares shall be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies properly applicable to the payment of dividends, in amounts per share and at the same time on all such Common Shares at the time outstanding as the Board of Directors of the Company may from time to time determine. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the Common Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution or winding-up or distribution, shall be paid and distributed equally, share for share, to the holders of the Common Shares, without preference or distinction.
Voting Rights
The holders of the Common Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any other series of shares of such other class of shares) and to vote at all such general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.
Ownership and Voting Restrictions
Non-Canadian persons shall not beneficially own or control, otherwise than by way of security only, in the aggregate more than the Restricted Percentage (as defined below) of the issued and outstanding voting shares of the Company (the “non-Canadian share constraint”). The Restricted Percentage is the maximum percentage of the issued and outstanding voting shares of the Company that may be beneficially owned or controlled, otherwise than by way of security only, by non-Canadian persons without rendering any subsidiary of the Company ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.
The power of the Company to issue any voting shares and to restrict the right of any holder of voting shares of the Company to transfer or vote such voting shares is as provided in the Telecommunications Regulations, the Broadcasting Direction and the Radiocommunication Regulations, as amended from time to time (collectively, the “Applicable Regulations”) or in the articles of the Company. The Company has the power to suspend voting rights, to refuse the transfer of shares, to redeem or purchase, or to sell or to require the sale of voting shares of the Company as provided in the Applicable Regulations or the articles of the Company, for the purpose of ensuring that any subsidiary of the Company is not ineligible to operate as a telecommunications common carrier pursuant to the Telecommunications Act, or to be granted a licence under the Broadcasting Act or the Radiocommunication Act.
In addition to declarations which may be requested by the Company pursuant to the Applicable Regulations, the Company may request that a person who: (1) is or proposes to be a registered holder of voting shares of the Company; (2) holds or proposes to hold or is believed by the Company to hold voting shares of the Company on behalf of another person, other than as a registered holder; (3) subscribes for voting shares of the Company; (4) requests registration of a transfer of voting shares of the Company; (5) requests a change in registration of voting shares of the Company; or (6) elects to convert or exchange any securities into or for voting shares of the Company, file a declaration with the Company or its transfer agent within the time limit prescribed in the request. The person to whom a request is made pursuant to the articles of the Company shall submit the declaration in a form authorized by the Company, and shall contain the information requested by the Company to enable the Company to determine whether the non-Canadian share constraint is being or may be contravened.
Notwithstanding any other provision of the articles of the Company or the rules or operating procedures established pursuant to the articles of the Company, a contravention of the non-Canadian share constraint shall have no consequences except those that are expressly provided for in the articles of the Company or the Applicable Regulations. For greater certainty but without limiting the generality of the foregoing: (1) no transfer, issue or ownership of, and no title to, voting shares of the Company; (2) no resolution of shareholders (except to the extent that the result thereof is affected as a result of a determination pursuant to the Applicable Regulations to suspend the voting rights of any voting shareholders); and (3) no act of the Company, including any transfer of property to or by the Company, shall be invalid or otherwise affected by any contravention of the non-Canadian share constraint or the failure to make the adjustment in voting as may be required or permitted pursuant to the Applicable Regulations.
In administering the ownership restriction provisions of the articles of the Company and the Applicable Regulations, including, without limitation, in making any directors’ determination, the Company and any of its directors, officers, employees and agents may rely on, among other things, the Company’s central securities register.
The ownership restriction provisions of the articles of the Company shall cease to be binding on the Company and its shareholders upon the repeal of the Applicable Regulations, and shall cease to be applicable and binding to the extent permitted by all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, from time to time.
TELUS Shareholder Rights Plan
TELUS first adopted a shareholder rights plan in March 2000. In May 2010, the holders of the Common Shares and Non-Voting Shares ratified a substantially similar shareholder rights plan. On May 9, 2013, the holders of the Common Shares approved the amendment of, and reconfirmation of, the shareholder rights plan (the “Rights Plan”), which among other things, reflects the elimination of the Non-Voting Share class from TELUS’ authorized share structure, and at the annual general meeting held on May 5, 2016, the holders of the Common Shares approved the reconfirmation of the Rights Plan. Under the Rights Plan, TELUS issued one right (a “Right”) in respect of each Common Share outstanding as at such date. On May 9, 2019, the holders of the Common Shares ratified and confirmed a new shareholder rights plan (the “New Rights Plan”). The terms of the New Rights Plan are substantially similar to the terms of the Rights Plan and rights plans adopted recently by other Canadian issuers. The primary substantive differences between the New Rights Plan and the Rights Plan are to reflect changes to the take-over bid regime that were adopted in 2016 by the Canadian Securities Administrators, including to amend the definition of a Permitted Bid to provide that it must be outstanding for a minimum period of 105 days or such shorter period (determined in accordance with specific provisions of Canadian securities laws) that a take-over bid must remain open for deposits of securities. The New Rights Plan has a term of nine years subject to approval of its continuance by the shareholders of the Company at the annual meetings of the Company in 2022 and 2025. The Rights will separate from the Common Shares and will be exercisable ten trading days after a person has acquired, or commences to acquire, 20% or more of the Common Shares, other than by acquisition pursuant to a takeover bid permitted by the New Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Voting Shares (as defined in the New Rights Plan), other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of Common Shares at a significant discount in accordance with the terms of the New Rights Plan.
DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).
Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.
Original purchasers of Equity Warrants or Debt Warrants (if offered separately) will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Equity Warrant or Debt Warrant. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Warrants, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.
Equity Warrants
The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
(i)
the designation and aggregate number of Equity Warrants;

(ii)
the price at which the Equity Warrants will be offered;

(iii)
the currency or currencies in which the Equity Warrants will be offered;

(iv)
the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

(v)
the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

(vi)
the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;
(vii)
the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

(viii)
the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

(ix)
whether the Equity Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

(x)
material United States and Canadian tax consequences of owning the Equity Warrants; and

(xi)
any other material terms or conditions of the Equity Warrants.

Debt Warrants
The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:
(i)
the designation and aggregate number of Debt Warrants;

(ii)
the price at which the Debt Warrants will be offered;

(iii)
the currency or currencies in which the Debt Warrants will be offered;

(iv)
the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

(v)
the designation and terms of any securities with which the Debt Warrants will be offered, if any, and the number of the Debt Warrants that will be offered with each security;

(vi)
the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

(vii)
the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each Debt Warrant;

(viii)
the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(ix)
the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(x)
whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

(xi)
material United States and Canadian tax consequences of owning the Debt Warrants; and

(xii)
any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
AND SHARE PURCHASE OR EQUITY UNITS
The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The

Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.
The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.
Original purchasers of Share Purchase Contracts or Share Purchase or Equity Units will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Share Purchase Contract or Share Purchase or Equity Unit. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Share Purchase Contracts or Share Purchase or Equity Units, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
In an offering of Share Purchase Contracts or Share Purchase or Equity Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Share Purchase Contracts or Share Purchase or Equity Units are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
TELUS may issue Subscription Receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities.
The Subscription Receipts will be issued under one or more subscription receipt agreements that TELUS will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts. Under the subscription receipt agreement, original purchasers of Subscription Receipts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Subscription Receipts, the amount paid for the Subscription Receipts, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.
The particular terms and provisions of any Subscription Receipts offered by TELUS, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. All such terms will comply with any applicable requirements of the TSX relating to Subscription Receipts. The Prospectus Supplement will include some or all of the following:
(i)
the number of Subscription Receipts offered;

(ii)
the price at which the Subscription Receipts will be offered;

(iii)
the designation, number and terms, as applicable, of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the anti-dilution provisions that will result in the adjustment of those numbers;

(iv)
the release conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable;

(v)
the procedure for the issuance and delivery of Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, to holders of Subscription Receipts upon satisfaction of the release conditions;

(vi)
whether any payments will be made to holders of Subscription Receipts upon delivery of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, upon satisfaction of the release conditions;

(vii)
the terms and conditions under which the escrow agent will hold in escrow all or a portion of the proceeds from the sale of the Subscription Receipts together with any interest income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the release conditions;

(viii)
the terms and conditions under which the escrow agent will hold the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Share Purchase or Equity Units, as applicable, pending the satisfaction of the release conditions;

(ix)
the terms and conditions under which the escrow agent will release all or a portion of the Escrowed Funds to TELUS upon satisfaction of the release conditions;

(x)
if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the escrow agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

(xi)
procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

(xii)
any entitlement of TELUS to purchase the Subscription Receipts in the open market by private agreement or otherwise;

(xiii)
whether TELUS will issue the Subscription Receipts as global securities and, if so, who the depository will be;

(xiv)
provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

(xv)
material Canadian tax consequences of owning Subscription Receipts; and

(xvi)
any other material terms, preferences, rights or limitations of, or restrictions on, the Subscription Receipts.

DENOMINATIONS, REGISTRATION AND TRANSFER
The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the applicable Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.
In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.
RISK FACTORS
Prospective investors in the Securities should consider carefully the matters set forth in the section entitled “Risks and risk management” in Management’s Discussion and Analysis of financial results in respect of the Company’s most recent annual financial statements and in Management’s Discussion and Analysis of financial results in respect of the Company’s interim financial statements filed thereafter, each of which is deemed to be incorporated by reference in this Prospectus.
PLAN OF DISTRIBUTION
The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions”, including sales made directly on the TSX or NYSE or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
In connection with any offering of Securities, except in connection with an “at-the-market distribution” or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter of an “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with any such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.
LEGAL MATTERS
Certain legal matters in connection with any offering hereunder will be passed upon on behalf of TELUS by Norton Rose Fulbright Canada LLP, of Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, of New York, New York.
EXPERTS
The auditor for the Company is Deloitte LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia. Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte LLP; powers of attorney from directors and officers of the Company; the Canadian Indenture; the U.S. Indenture; and the statement of eligibility of the U.S. Trustee on Form T-1. The Form F-X of the Company and the Form F-X of Computershare Trust Company of Canada have also separately been filed with the SEC.

U.S.$900,000,000
TELUS Corporation
3.400% Sustainability-Linked Notes due May 13, 2032
PROSPECTUS SUPPLEMENT
February 23, 2022
Joint Book-Running Managers
J.P. Morgan	TD Securities	Wells Fargo Securities
Co- Managers
BMO Capital Markets	CIBC Capital Markets	RBC Capital Markets	Scotiabank
National Bank of Canada Financial Markets	Desjardins Capital Markets	HSBC	SMBC Nikko